SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 28, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

Translation of Merger prospectus and Merger consolidated special Balance Sheet of Banco Macro S.A. and Banco Privado de Inversiones S.A. as of December 31, 2012.

BANCO MACRO S.A.	BANCO PRIVADO DE INVERSIONES S.A.

MERGER OF BANCO PRIVADO DE INVERSIONES S.A.

(non-surviving company)

INTO BANCO MACRO S.A.

(surviving company)

MERGER PROSPECTUS

Introduction

This prospectus dated April 29, 2013 contains information on the business combination commenced by Banco Macro S.A. ("Banco Macro"), the surviving publicly listed company, and Banco Privado de Inversiones S.A. ("Banco Privado de Inversiones"), the non-surviving non-publicly listed company.

The prospectus has been prepared to furnish information to the shareholders and to the noteholders in accordance with the requirements prescribed by Book 1, Chapter IX, of the Argentine Securities Commission Rules (Comisión Nacional de Valores hereinafter “CNV”), the Buenos Aires Stock Exchange Listing Rules (Bolsa de Comercio de Buenos Aires hereinafter “BCBA”) Listing Rules, Argentine Commercial Companies Law No. 19,550, Communication "A" 2241 of the Argentine Central Bank and supplementary provisions and further applicable provisions. The prospectus includes information related to the merger agreed upon between Banco Macro and Banco Privado de Inversiones on March 7, 2013 by means of the execution of the respective preliminary merger agreement, as results of which Banco Privado de Inversiones shall be merged into Banco Macro, pursuant to Article 82 and related provisions of Law No. 19,550, Banco Macro being the surviving company and Banco Privado de Inversiones the non-surviving one.

NOTE: The merger is subject to the approval of the Argentine Central Bank (Banco Central de la República Argentina) (“B.C.R.A.”).

Summary

The following is a summary of the main features of the merger proposed to the shareholders by the board of directors of the Banks that are parties to the merger.

Main features of the merger

Type of combination	Merger

Surviving company	Banco Macro S.A.

Non-surviving company	Banco Privado de Inversiones S.A.

Date of the Preliminary Merger Agreement	March 7, 2013

Date of the merger consolidated balance sheet	December 31, 2012

Shareholders’ Equity as of December 31, 2012	Banco Macro thousand ARS 6,199,095
Banco Privado de Inversiones thousand ARS 97,605

Value per share for merger purposes	Banco Macro ARS 10.606078
Banco Privado de Inversiones ARS 1.126311

Exchange Ratio	0.106195 common shares of Banco Macro per each common share of Banco Privado de Inversiones

New shares to be issued (nominal value, voting rights and dividends)	Banco Macro shall issue 77,860 common, book entry, Class B shares of ARS 1 each, carrying one vote each and entitled to collect dividends as from the fiscal year commenced on January 1, 2013

Appraisal Rights	Not applicable given that Banco Macro is subject to public offering and listing regulations

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Information on the Companies Parties to the Merger

Banco Macro S.A.

a) History and development of the issuer:

Banco del Sud S.A. was incorporated on November 21, 1966, as a sociedad anónima (corporation) under the laws of Argentina, for a period of 99 years, with domicile in the City of Bahía Blanca, Province of Buenos Aires, and was registered with the Public Registry of Commerce of Bahía Blanca on March 8, 1967 under No. 1154, page 75, book 2, of the Book of By-Laws. In 1968 Banco del Sud S.A. was granted authorization to operate as a commercial bank.

On November 6, 1995 Banco del Sud S.A. registered its change of corporate name with the Province of Buenos Aires Office of Corporations (Dirección General de Personas Jurídicas de la Provincia de Buenos Aires) from Banco del Sud S.A. to Banco Bansud S.A. (“Banco Bansud”).

On February 19, 1996 the General Ordinary and Extraordinary Shareholders’ Meeting of Banco Bansud decided to move its executive offices from the city of Bahía Blanca to the city of Buenos Aires, consequently on October 8, 1996 Banco Bansud was registered with the Public Registry of Commerce of the City of Buenos Aires (Registro Público de Comercio de Capital Federal) under No. 9777, book 119, volume A of Corporations.

The legal domicile of Banco Macro is located at Sarmiento 447, City of Buenos Aires.

Acquisition of shares by Banamex

In March 1992, Banco Nacional de México S.A. (“Banamex”), one of the largest Mexican banks, acquired 29% of the common shares in Banco Bansud through its controlled company Euro American Capital Corporation Limited (“Euro American Capital”) and, thereafter, it strongly increased its interests in Banco Bansud. In 1994, Euro American Capital made a capital contribution of US$99.1 million at closing of the preferred subscription of shares by the shareholders of Banco Bansud, increasing its equity holding in the Bank to 43.6%. In 1995, Euro American Capital and Banamex made a capital contribution of US$146.4 million to Corporación Sudamericana, a company created together with the Local Shareholders of Banco Bansud in order to acquire Banco Shaw S.A.

Acquisition of Banco Shaw S.A.

On October 28, 1994, the local shareholders together with Banamex, acting through their controlled company, Corporación Sudamericana, acquired from the Santander Group 82.76% of the outstanding shares of Banco Shaw S.A. (“Banco Shaw”). Different from Banco del Sud S.A., the activities of Banco Shaw were focused on loans to companies located in the City of Buenos Aires. On March 24, 1995, Banco del Sud S.A. executed the merger agreement with Banco Shaw that was approved by the shareholders of both banks on May 11, 1995. By virtue of the merger agreement, on December 1, 1995 Banco Shaw merged into Banco del Sud S.A. and the shares of Banco Shaw were exchanged by a new issue of Class B shares in Banco Bansud at a ratio of 1 Class B share in the Bank per each 6.78964398 common shares in Banco Shaw.

Acquisition of certain assets and liabilities of Banco Federal Argentino S.A.

As part of Banco Bansud’s strategy of expanding its presence in the City of Buenos Aires and the Greater Buenos Aires area, on December 29, 1995, after the completion of the liquidation proceedings commenced by B.C.R.A. as regards Banco Federal Argentino S.A. (“Banco Federal”), Banco Bansud acquired certain assets and liabilities of such bank, including, as of such date, 27 branches, a US$ 172.8 million loan portfolio before provisions, obligations with B.C.R.A. in the amount of US$ 48.8 million and deposits in the amount of US$104.7 million. As of December 31, 1995, the acquisition of Banco Federal increased Banco Bansud’s assets in consolidated figures by US$164.1 million to US$2,200.8 million and its liabilities in consolidated figures to US$1,853.3 million.

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As to the acquisition of Banco Federal, Banco Bansud obtained a loan from the Trust Fund in the amount of US$60.0 million and invested the funds in high yield and liquidity public bonds for the purpose of protecting Banco Bansud against risks stemming from the acquisition of Banco Federal. On May 31, 1996, Banco Bansud issued Subordinated Noted for a principal amount of US$ 60.0 million to replace the US$60.0 million loan granted by the Trust Fund, thus improving the capital ratio of Banco Bansud for B.C.R.A. regulation purposes.

Acquisition of the controlling interests by Banamex

As results of the merger of Banco Shaw into Banco del Sud S.A. perfected in December 1995 and as results of the capitalization of the capital contribution made by Banamex to Corporación Sudamericana, Banamex held (directly and through its interests in Corporación Sudamericana) 56.62% in the capital stock of Banco Bansud and became the holder of 44.96% of the voting rights.

By virtue of a stockholders agreement entered into in February 1997 between Banamex and the local shareholders, Banamex increased its voting rights to 70.6%. As of June 30, 1998, Banamex held more than US$32,500.0 million in assets and US$2,912.6 million in shareholders equity.

The results of the fiscal year closed as of June 30, 1999 triggered a new strategy and focus of the business conducted by Banco Bansud as results of the new role played by Banamex in the control and management of the bank for the purpose of continue enhancing its financial structure.

Banamex, Banco Bansud’s main shareholder and one of the largest private banks in Latin America, decided to take an active role, getting fully involved in the management of Banco Bansud in order to strengthen it and lay down the basis for its long term growth and profitability.

In November 1998, Banco Bansud completed a capital increase by issuing 20 million new shares for an aggregate of ARS 60 million, which resulted also in an increase in the capitalization ratio of the Bank as results of the control exercised by Banamex. Actually, Banamex subscribed for ARS 39.7 million, its interest in Banco Bansud totaling 59.58%.

Acquisition of the controlling interest by Banco Macro S.A.

On December 19, 2001, Banco Macro S.A. and Banamex entered into a stock purchase and sale agreement of 38,377,021 outstanding issued shares, representing 59.58% of the capital stock and 76.17% of the votes in Banco Bansud. Subsequently, on May 29, 2002 a general ordinary and extraordinary Shareholders’ Meeting of Banco Bansud resolved a capital increase whereby Banco Macro’s increased its interest to 81.23% in the capital stock and to 82.91% in the votes of Banco Bansud.

During 2003, Banco Bansud merged into Banco Macro for the strategic purpose of creating a financial institution with presence throughout Argentina. As results of such merger the corporate name was changed to Banco Macro Bansud S.A. The merger was registered with the Public Registry of Commerce on December 17, 2003, under No. 18102 of Book 23 of Corporations (Sociedades por Acciones).

On April 28, 2006, the ordinary and extraordinary Shareholders’ Meeting of Banco Macro Bansud S.A. resolved to change its corporate name to Banco Macro S.A., such change was registered with the Public Registry of Commerce on July 11, 2006 under No. 10471 of book 32 of Corporations (Sociedades por Acciones).

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Merger with Nuevo Banco Suquía S.A.

On March 14, 2007, the boards of directors of Banco Macro and Nuevo Banco Suquía S.A (“Nuevo Banco Suquía”) executed a preliminary merger agreement for the merger of Nuevo Banco Suquía into Banco Macro retroactively effective as of January 1, 2007 on the basis of the financial statements of both companies closed as of December 31, 2006.

On June 4 and 5, 2007, the shareholders meetings of Banco Macro and Nuevo Banco Suquía, respectively, approved such preliminary merger agreement as well as the merger general consolidated balance sheet as of December 31, 2006 and the stock exchange ratio. Additionally, the referred shareholders meeting of Banco Macro resolved to increase the capital stock from ARS 683,943,437 to ARS 683,978,973 by means of the issue of 35,536 common, book-entry Class B shares, of ARS 1 each and carrying one vote each, to be delivered to the minority shareholders of the non-surviving company.

The merger was registered with the Public Registry of Commerce on October 1, 2007, under No. 16503, of Book 37 of Corporations and on November 9 of 2007, under No. 18717, of book 37 of Corporations (Sociedades por Acciones).

Merger with Nuevo Banco Bisel S.A.

On March 19, 2009, the board of directors of Banco Macro and Nuevo Banco Bisel S.A (“Nuevo Banco Bisel”) executed a preliminary merger agreement for the merger of Nuevo Banco Bisel into Banco Macro retroactively effective as of January 1, 2009 on the basis of the financial statements of such entities closed as of December 31, 2008. On April 24, 2009, both Banks executed an amendment to the preliminary merger agreement.

On May 27, 2009, the Shareholders’ Meetings of Banco Macro and Nuevo Banco Bisel approved the preliminary merger agreement as amended, as well as the merger consolidated general balance sheet as of December 31, 2008 and the stock exchange ratio. The referred shareholders’ meeting also approved the increase of the capital stock by ARS 1,147,887 and the issue of 1,147,887 common, book-entry Class B shares of ARS 1 each and carrying one vote each, to be delivered to the minority shareholders of the non-surviving company.

The merger was registered with the Public Registry of Commerce on August 6, 2009, under No. 13158, of book 45 of Corporations (Sociedades por Acciones).

b) Financial Institutions controlled by Banco Macro:

Banco del Tucumán S.A.

On November 24, 2005, Banco Macro executed a stock purchase agreement with Banco Comafi S.A. to purchase 75% of the voting capital stock in Banco del Tucumán S.A. (Banco del Tucumán).

On May 5, 2006, after obtaining the relevant regulatory authorizations, Banco Macro perfected the purchase of 164,850 Class A shares of Banco del Tucumán, representing 75% of the capital stock, acquiring the control of such institution as from such date.

Subsequently, Banco Macro has been subscribing for Class C shares pertaining to the employee stock ownership plan.

On November 28, 2006, the ordinary and extraordinary Shareholders Meeting of Banco del Tucumán resolved to increase the capital from ARS 21,980,000 to ARS 43,960,000, fixing a premium-over par of ARS 26,171,000.

During the preemptive rights exercise period, Banco Macro exercised its preemptive rights over 164,850 Class A shares and 10,629 Class C shares which Banco Macro was entitled to subscribe pro-rata to its shareholdings prior to the capital stock increase. Upon expiration of the preemptive rights exercise period, Banco Macro exercised additional preemptive rights over the shares remaining unsubscribed by the rest of the shareholders of Banco del Tucumán. Consequently, as of the date hereof, Banco Macro owns 89.92% of the voting capital stock in Banco del Tucumán.

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Macro Bank Limited

Macro Bank Limited is a financial institution controlled (99.999%) by Banco Macro.

Macro Bank Limited was licensed on December 20, 1990 by the Commonwealth de Bahamas to act as Bank & Trust.

It was incorporated under the corporate name of Sud Bank & Trust Co. Ltd. which was changed in 2007 to its current name.

It was created to provide international services, both to individuals and corporations.

It currently provides the following services to its customers:

Deposits:

- checking accounts in Dollars, Euros and Argentine Pesos

- time deposits in dollars and papers

Loans:

- pledged loans, real estate mortgage loans, cash loans, securities, shares, etc.

- current account overdraft

Future Contracts

Foreign exchange transactions, foreign trade

Purchase and sale of securities and shares

Custodial services

Money transfers

Dividends and coupons collection

Brokerage

The bank’s principal office is located in Nassau, Bahamas, and since 1992 it has a Representative Office in Uruguay duly authorized by the Central Bank of Uruguay.

Banco Privado de Inversiones S.A.

On March 30, 2010 Banco Macro executed a stock purchase agreement for the purchase of 100% of the shares of Banco Privado de Inversiones.

On September 9, 2010, B.C.R.A. issued Resolution No. 198/2010 stating that B.C.R.A. had no objections to Banco Macro’s acquiring 100% of Banco Privado de Inversiones’s capital stock.

On September 20, 2010, 100% of the capital stock in Banco Privado de Inversiones was transferred to Banco Macro.

Currently Banco Macro holds 99.154% of the voting capital stock in Banco Privado de Inversiones.

c) Domestic and International Public Offering and listing of the shares of Banco Macro in the New York Stock Exchange:

In March 2006, after having obtained the relevant authorizations from CNV and the Securities and Exchange Commission (SEC), Banco Macro placed 75,000,000 Class B shares which from such date are listed in the Buenos Aires Stock Exchange, and in the New York Stock Exchange (NYSE), in this latter case only in the form of ADR’s, each representing 10 shares.

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d) Global Program for the issue of Notes in the amount of US$1,000 million:

On September 1, 2006, June 4, 2007 and April 26, 2011, the general ordinary Shareholders’ Meeting approved the creation, and subsequent extension, of a Global Program for the Issue of short, medium or long term Simple Notes, either subordinated or unsubordinated, secured or unsecured, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of US$ 1,000,000,000 (one billion US dollars), or its equivalent in other currencies, under which it will be possible to issue different classes and/or series of notes denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.	On December 18, 2006, under the frame of the aforementioned Global Program, Banco Macro issued the 1st series of Class 1 Subordinated Notes for a nominal amount of US$150,00,000 (One hundred and fifty million US Dollars). The main features of such issue being:

-Computable to the Bank’s required minimum capital (computable equity), as established by Communication “A” 4576.

-The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), will full redemption option within 10 years calculated as from the date of issue.

-Interest payments shall be made on a semi-annual basis (June 18 and December 18 each year);

-During the first 10 years the interest rate shall be fixed (9.75%) and variable during the remaining years (six month LIBOR plus 7.11%). As established by Communication “A” 4576 interest rate payments may be increased only once over the life of the instrument and after the elapse of the 10-year term as from the date of issue.

-Notes do not include any clause that may alter their order of subordination.

- Interest on the Notes will neither fall due nor be paid if: (i) payments of such interest exceeds the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by B.C.R.A.; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from the B.C.R.A. for illiquidity under Article 17 of the B.C.R.A. Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis, with reporting obligations to the B.C.R.A.; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-Unpaid interest is not cumulative.

-The Notes have been authorized for public offering and for listing on domestic or foreign stock exchanges or markets.

- In no event may the payment of financial services exceed net unappropriated retained earnings as per the financial statements for the latest fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communication “A” 4,576.

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The Bank used the funds stemming from such issue to grant loans.

b.	On January 29, 2007, Banco Macro issued the 1st series of Class 2 Unsubordinated Notes at a fixed rate of 8.5% p.a. simple, non-convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of US$ 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest shall be paid semiannually on February 1 and August 1 each year.

Additionally, the Bank has the option to redeem such issue, either in full or in part, at any time and regularly. The Bank used the proceeds stemming from such issue to grant loans.

c.	On June 7, 2007, Banco Macro issued the 1st series of Class 3 Unsubordinated Notes (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity for a face value of US$ 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. The Bank used the proceeds derived from such issue to grant loans. Upon maturity on June 7, 2012, the Bank repaid the full 197,066 amount of the residual value of this Note.

On August 16, 2007 the SEC authorized the registration of the notes mentioned in a) through c).

e) Description of the business:

Banco Macro focuses its growth on the quality and service provided both to its retail and corporate customers. The Bank has placed priority on its relation with new customers, on strengthening relationships with its existing customers, complying with strict customer service and risk assessment rules coupled with the application of the necessary technology to enhance such goals.

For such purpose, Banco Macro has consolidated its actions and aims in order to achieve a management model which essential values are based on the quality of individual management, responsibility and commitment with the bank, its staff and its customers.

The fundamental values of the Bank, based on the identification of collective ideals which are namely commitment, respect, honesty, discretion, excellence, productivity, adaptability, trustworthiness and social commitment, are and shall continue being the frame for the incorporation of new employees and executives that will allow supporting growth sustainability and foreseeability.

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Retail Banking: Individuals

As to retail banking, in 2011 Individuals active portfolios grew by 65% thus increasing the Bank’s market share.

The year 2011 marked a change in Credit Cards commercial strategy triggering a market share increase, during 2012 such road will be strengthened in an attempt to consolidate the Bank among the leading players in the industry.

The commercial policies for 2012 include the following:

First, to take actions intended to generate a change in the customer service and sales culture in order to enhance each individual contact with customers.

Within this program, the Bank will implement a customer service and sale technology platform under its client relationship management (CRM) which will allow, inter alia, to strengthen customer segmentation and to serve them with products and services that are best suited to their needs, maximizing the benefit that the Bank estimates to obtain from them and to continue enhancing banking support procedures to allow the Bank to know each customer better and to offer sales or new business opportunity on such customer contacts.

The Group has the aim of maintaining its personal loan portfolio market share. In order to achieve such goal, the Group will continue its commercial dynamics on traditional loans and will also intensify the use of alternative sale channels:

•   Rapicompra: an exclusive line for the purchase and financing of fixed assets in the sale point.

•   Pronto Cash: an exclusive line that extends low and medium size loans through ATMs.

•   Pronto Cash Telefónico: an exclusive line that extends Loans through Telephone Banking.

As to the Credit Card business, the Bank intends to improve its position and enhance growth opportunities. For such purpose the Bank shall actively work towards the following goals:

•   to increase sales volumes of new accounts, either to existing customers or through prospective customers who have commercial relations with the Bank. Such increase will be accompanied with the implementation of presumed income that will allow a swift granting of the product;

•   to develop and launch new products for medium high and high segments of existing and prospective customers: Visa Signature and Mastercard Platinum;

•   to increase investments in advertising and promotion in each key region to take advantage of the regional opportunities and to reinforce the general volume;

•   to consolidate the portfolio performance indicators improvement program;

•   to invest in a platform that will allow a better management of MacroPremia, resulting in call centers cost savings.

Additionally, the Bank intends to continue developing the stock of transactional products through the sale of the services of Macro Dinámica, Macro Valora and Macro Premium and to launch two new packages: Macro Fidelia and Macro Selecta addressed at the segment of pensioners and high income, respectively. The Bank has also improved the range of services offered by incorporating additional benefits to commercialization packages so that customers may enjoy more services and benefits through the Bank’s products.

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As to the insurance banking business, the Bank maintains its goal to continue increasing the fee revenue stable basis, contributing also to customer fidelity.

In order to achieve the above goals, in 2012 the Bank will intensify commercial actions to increase sales volumes of all of its products, focusing in the development of new commercialization channels and offers adequate to each customer segment.

The Bank shall maintain its strategy of adequately remunerating the savings of small and medium customers, given that the Bank deems that this is the basis for an atomized growth of the deposit portfolio to fund the business.

As to attention channels, the Bank shall continue carrying out actions in order to channel customer transactions through automatic attention channels that best suit their needs (Internet, Customer Telephone Lines, Automatic Teller Machines (ATMs) and Mobile Banking), so as to increase such channels by incorporating new technologies and services and generating a larger ATM coverage by improving and updating ATM terminals.

The above goals are in line with the central banking goal of maximizing customer profitability, generating revenue sources (commissions and financial margins), improving efficiency of customer contact (service and sale) and enhancing growth with quality.

As to the latter, the Bank is currently conducting a relevant program, which involves the whole organization, to improve the quality of the customer data base.

In sum, the commercial strategy continues to be customer-oriented, based on the Bank’s main strengths, which may be summarized as follows:

•   it status as a “Universal Bank” that serves the spectrum of customers offering a broad range of products covering financial and transactional needs;

•   its geographical extension and branch network coverage;

•   its range of products and service offer provided by such network;

•   its role as Financial Agent in four provinces in Argentina;

•   its strong presence in the central area of Argentina and an adequate commercial coverage in the southern area.

If we add to such strengths, Grupo Macro’s capacity and swiftness to adapt to market conditions, the adequate conditions have been generated to conduct business in the desired manner.

Corporate Banking

During 2011 Corporate Banking focused on maintaining a leading position in the corporate customers business. Accordingly, the Bank had to strengthen the application of its decentralized customer attention model through its large branch network and specialized sites in Corporations.

The results of commercial actions reflected significant growth during 2011. The Corporate Banking asset portfolio grew by an accumulated 40%, triggered by an increase in Pledge Loans, Commercial Paper Discounts and to a lower extent Current Account Overdraft. The Agro and Small Companies segments reflected significant growth of 63% and 58% respectively, granting a larger atomization and stability to asset portfolios.

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Deposits increased considerably, reflecting an inter-annual growth in excess of 32%, with increases of 27% in Sight Account balances and of 43% in Time Deposits.

For the 2012 fiscal year the Bank posed the challenge of increasing the market share of short and medium term credit products, without disregarding its quality and maintaining a strong and atomized growth of the Bank’s funding sources. As in previous years, the Bank focused in increasing assistance to Small Companies and Agribusiness, providing agile response services aimed at obtaining customer fidelity and enhancing revenue increases by commission and financial brokerage.

The Bank´s strategy for 2012 is aimed at being the Bank of choice of our customers, at continuously striving to improve the Bank’s offer of products and services so as to meet the needs of each segment and at complying with the highest quality and customer service standards. The Bank shall focus in increasing its customer portfolio, enhancing commercial actions by open market campaigns and the development of the corporate value chain.

The strategy aimed at increasing the Bank’s product and services penetration and cross-selling shall be maintained, increasing the packaging of Small Companies and Ventures, fostering the sale of transactional products, especially payment and collection services taking advantage of the Bank’s large branch network, excellence and professionalism of our customer services.

Banco Privado de Inversiones S.A.

Banco Privado de Inversiones, organized by means of notarial deed No. 468 dated April 2, 1993 with an initial capital stock of ARS 9,000,000, was registered with the Public Registry of Commerce on May 11, 1993, under No. 3832, of Book 12, Volume A of Corporations.

Banco Privado de Inversiones was licensed to operate as a commercial bank by B.C.R.A. as from November 1, 1993, as published in Communication “B” 5480 of October 29, 1993. Banco Privado de Inversiones, which commenced operations in the financial system in 1993 and was always funded by domestic capital, successfully focused on the credit card commercialization business.

The General Extraordinary Shareholders’ Meeting held on June 10, 1998, resolved to merge BPI Asset Management S.A. (BAM), Compañía Privada de Inversiones Sociedad de Bolsa S.A. (CPISB) and Compañía Privada de Tarjetas de Crédito S.A. (CPTC) into Banco Privado de Inversiones, Banco Privado de Inversiones acting as the surviving company and BAM, CPISB and CPISB as the non-surviving companies and the increase of its capital stock.

The General Extraordinary Shareholders’ Meeting held on October 22, 1998 resolved the merger of Compañía Privada de Servicios Financieros (CPSF), (as non-surviving company) into Banco Privado de Inversiones (as surviving company) and the increase of its capital stock.

On March 30, 2010 Banco Macro executed a purchase and sale agreement in order to acquire 100% of the capital stock in Banco Privado de Inversiones.

On September 9, 2010 B.C.R.A. issued Resolution No. 198/2010 stating that B.C.R.A. had no objections to Banco Macro acquiring 100% of the capital stock in Banco Privado de Inversiones and transferring 1% thereof to Macro Fiducia S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa.

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On September 20, 2010 100% of the capital stock was transferred to Banco Macro.

On September 22, 2010 Banco Macro made a capital contribution of ARS 50,000,000 in Banco Privado de Inversiones pursuant to the terms of Resolution No. 443 of the Superintendence of Financial and Foreign Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias) of September 15, 2010. Such capital contribution was approved by the Board of Directors of Banco Privado de Inversiones and, subsequently, capitalized by the Shareholders’ Meeting.

On December 20, 2010 Banco Macro sold 366,590 common shares in Banco Privado de Inversiones to Macro Fiducia S.A. and 366,590 to Macro Securities S.A. Sociedad de Bolsa for an aggregate of 733,180.

During 2011, Banco Privado de Inversiones transferred to Banco Macro certain portfolio under litigation and acquired from Banco Macro certain performing commercial portfolio.

On August 15, 2012, Resolution No. 77 of the Internal Commercial Secretariat, controlled by the Ministry of Economy and Public Finance, endorsing the terms of Opinion No. 940 of the Argentine Antitrust Commission (Comisión de Defensa de la Competencia) of August 1, 2012, issued a favorable opinion as to the transfer to Banco Macro of 100% of the capital stock in Banco Privado de Inversiones.

During 2012 Banco Privado de Inversiones did not implement any actions addressed at marketing asset and liability products of its own due to the fact that the commercial strategy has been defined concentrating in Banco Macro´s proposal within the scope of the City of Buenos Aires (CABA) and the area of Greater Buenos Aires (AMBA). It could eventually provide support to the commercial actions that Macro implements and could conduct specific operations, with its own resources, in line with the policies of Banco Macro.

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Banco Macro: Board of Directors, Statutory Audit Committee (Comisión Fiscalizadora) and Equity Holdings Structure

Board of Directors

The management of Banco Macro is vested in a board of directors composed of 13 directors and 5 alternate directors. The following chart reflects the current membership of the Bank´s board and their respective dates of office designation and expiration:

(d-m-y)
President	Jorge Horacio Brito	16-4-2012	31-12-2014
Vice-president	Delfín Jorge Ezequiel Carballo (1)	16-4-2012	31-12-2014
Directors	Jorge Pablo Brito	16-4-2012	31-12-2014
	Marcos Brito	16-4-2012	31-12-2014
	Pablo López (2)	16-4-2012	31-12-2014
	Juan Pablo Brito Devoto	26-4-2011	31-12-2013
	Luis Carlos Cerolini	26-4-2011	31-12-2013
	Roberto José Feletti (2)	26-4-2011	31-12-2013
	Carlos Enrique Videla	11-4-2013	31-12-2015
	Alejandro Macfarlane	11-4-2013	31-12-2015
	Guillermo Eduardo Stanley	11-4-2013	31-12-2015
	Constanza Brito	11-4-2013	31-12-2015
	Emmanuel Antonio Álvarez Agis(2)	11-4-2013	31-12-2015
Alternate Directors	Santiago Horacio Seeber (2)	16-4-2012	31-12-2014
	Ernesto Eduardo Medina	16-4-2012	31-12-2014
	Santiago Brito (2)	16-4-2012	31-12-2014
	Chrystian Colombo (2)	16-4-2012	31-12-2014
	María Belén Franchini (2)	16-4-2012	31-12-2014

(1)	On leave of absence
(2)	The designations are subject to B.C.R.A.’s approval

In compliance with CNV rules it is hereby informed that the following directors: Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Constanza Brito and the following alternate directors Santiago Horacio Seeber, Ernesto Eduardo Medina and Santiago Brito, qualify as non-independent, and that the following directors Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Roberto José Feletti, Pablo López and Emmanuel Antonio Álvarez Agis and the alternate directors Chrystian Colombo and María Belén Franchini qualify as independent.

Statutory Audit Committee

The supervision of Banco Macro is vested in a Statutory Audit Committee (Comisión Fiscalizadora) composed of three Statutory Auditors and three alternate Statutory Auditors designated by the shareholders meeting held on April 11, 2013. The following chart reflects the current membership of the Statutory Audit Committee and the respective term of office of the members thereof:

Statutory Auditors	Alejandro Almarza	31-12-2013
	Carlos Javier Piazza	31-12-2013
	Vivian Haydee Stenghele	31-12-2013
Alternate Statutory Auditors	Alejandro Carlos Piazza	31-12-2013
	Leonardo Pablo Cortigiani	31-12-2013
	Javier Rodrigo Siñeriz	31-12-2013

In compliance with CNV rules we inform that all Statutory Auditors qualify as independent.

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Equity Holding Structure as of December 31, 2012

	NUMBER OF
	SHARES				NUMBER OF
SHAREHOLDER	(*)		CAPITAL	%	VOTES	%
	CLASS A	CLASS B
	5 votes	1 vote
Brito, Jorge Horacio	5,362,889	115,910,137	121,273,026	20.40	142,724,582	22.32

Carballo, Delfín Jorge Ezequiel	4,895,416	106,805,523	111,700,939	18.79	131,282,603	20.53

Brito Devoto, Juan Pablo	281,590	5,020,799	5,302,389	0.89	6,428,749	1.01

Grouped from abroad (ADRS)		113,670,530	113,670,530	19.12	113,670,530	17.78

ANSES Fondo Ley 26.425		184,120,650	184,120,650	30.97	184,120,650	28.79

Grouped in Argentina	695,775	47,721,859	48,417,634	8.14	51,200,734	8.01

Repurchase of shares in Argentina		10,000,000	10,000,000	1.68	10,000,000	1.56

TOTAL	11,235,670	583,249,498	594,485,168	100	639,427,848	100

(*)	All shares are common, book-entry shares of ARS 1 face value each.

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Banco Privado de Inversiones: Board of Directors, Statutory Audit Committee (Comisión Fiscalizadora) and Equity Holding Structure

Board of Directors

The management of Banco Privado de Inversiones is vested in a board of directors composed of seven directors and two alternate directors elected by the Shareholders’ Meeting held on September 20, 2010. The following chart reflects the current membership of the board of the Bank and the respective term of office of each member:

President	Jorge Horacio Brito	31-12-2012
Vice-president	Delfín Jorge Ezequiel Carballo	31-12-2012
Directors	Jorge Pablo Brito	31-12-2012
	Luis Carlos Cerolini	31-12-2012
	Juan Pablo Brito Devoto	31-12-2012
	Marcos Brito	31-12-2012
	Constanza Brito	31-12-2012
Alternate Directors	Ernesto Eduardo Medina	31-12-2012
	María Milagro Medrano	31-12-2012

Statutory Audit Committee

The supervision of Banco Privado de Inversiones is vested in a Statutory Audit Committee composed of three Statutory Auditors and three alternate Statutory Auditors, designated by the shareholders meetings held on September 20, 2010. The following chart reflects the current membership of the Statutory Audit Committee and the respective term of office of each member:

Statutory Auditors	Alejandro Almarza	31-12-2012
	Santiago Marcelo Maidana	31-12-2012
	Leonardo Pablo Cortigiani	31-12-2012
Alternate Statutory Auditors	Carlos Javier Piazza	31-12-2012
	Horacio Della Rocca	31-12-2012
	Alejandro Carlos Piazza	31-12-2012

Equity Holding Structure

SHAREHOLDER	NUMBER OF COMMON SHARES (*)	CAPITAL	%	NUMBER OF VOTES	%
Banco Macro S.A.	85,925,820	85,925,820	99.154	85,925,820	99.154
Macro Fiducia S.A.	366,590	366,590	0.423	366,590	0.423
Macro Securities S.A. Sociedad de Bolsa	366,590	366,590	0.423	366,590	0.423
TOTAL	86,659,000	86,659,000	100	86,659,000	100

(*)	All shares of face value ARS 1 each and carrying one vote each.

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Motives and Purposes of the Merger

This merger arises from the already existing administrative and management relationship between Banco Privado de Inversiones S.A. and Banco Macro S.A., resulting from the corporate control that Banco Macro S.A. exercises over the former.

The purpose thereof is to combine the net worth of both companies as well as their management, with the resulting benefit arising from management expenses economies of scale.

The aggregate capital stock of Banco Privado de Inversiones S.A. amounts to ARS 86,659,000.- Accordingly, such capital is divided into 86,659,000 common shares, carrying one vote each and of ARS 1 nominal value each. Banco Macro S.A. is the holder of 85,925,820 shares in Banco Privado de Inversiones S.A., which directly represents a 99.15% stake in the aggregate capital voting stock. Additionally, Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa, companies controlled by Banco Macro S.A., participate as minority shareholders in the capital stock of Banco Privado de Inversiones S.A. holding 366,590 shares each, collectively representing, 0.85% in the voting capital stock.

The convenience of combining the operative organizations of both Banks has been decided based on the following conclusions:

–	Their similar activities allow them to combine and integrate.
–	Such complementation and integration shall result in an increased efficiency in the performance of their activities.
–	Possibility of conducting a more efficient management with the subsequent enhancement of existing resources allocation.
–	The merger shall prevent the duplication of centralized management structures, with the resulting reduction of fixed costs.
–	Registration and control of one single and centralized accounting.
–	Preparation of single accounting statements resulting in lower audit costs.
–	Reduction and simplification of the tax liquidation process.

Given that the Banks subject to the merger have members of the Board of Directors in common, the merger shall provide higher flexibility and efficiency in the decision taking process. On the other hand, the combination of the technical and professional capacities of both banks shall allow taking a better advantage thereof as well as an increase in the levels of generation of operating benefits. Furthermore, in view of the magnitude of the new consolidated operations, the new management shall be in shape to carry out a better and more efficient management with the resulting increase in the allocation of currently existing resources.

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Merger Proposal

The Preliminary Merger Agreement is transcribed hereinbelow.

Preliminary Merger Agreement

By and between "BANCO MACRO S.A.", with legal domicile at Sarmiento 447, Buenos Aires, represented herein by its President Mr. Jorge Horacio Brito, and "BANCO PRIVADO DE INVERSIONES S.A.", with legal domicile at Avda. Leandro N. Alem 1110, piso 1º, Buenos Aires, represented herein by Mr. Juan Pablo Brito Devoto, in his capacity as authorized director pursuant to Article 11 of the by-laws of such company, both empowered by the respective Board of Directors (hereinafter the first party referred to as the “surviving company” and the second party referred to as the “non-surviving Company”), they agree upon entering a corporate combination agreement through a Preliminary Merger Agreement whereby "Banco Privado de Inversiones S.A." shall merge into "Banco Macro S.A." retroactively effective as of January 1, 2013 on the basis of the balance sheets of each of the companies prepared as of December 31, 2012 and a merger consolidated special balance sheet prepared as of the same date, that are attached hereto as Annex I, which is made an integral part hereof. This Preliminary Merger Agreement shall be governed by the following clauses and applicable rules:

FIRST: "BANCO PRIVADO DE INVERSIONES S.A." shall be merged into "BANCO MACRO S.A." by means of the aggregate transfer in favor of the surviving company of the assets, liabilities and obligations that the non-surviving company held as of December 31, 2012, once approval of the merger is secured from the regulatory agencies and is registered with the Public Registry of Commerce. As from January 1, 2013, the operations of the non-surviving company shall be deemed conducted for the account of the surviving company. Consequently, the surviving company shall continue with all the activities of the non-surviving company, which shall be dissolved without liquidation. All the foregoing will be subject to the approval of the shareholders’ meetings and the approvals required from the Central Bank of Argentina, the Argentine Securities National Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires).

SECOND: Motives and Purposes of the Merger: This merger results from the already existing management and performance relationship between Banco Privado de Inversiones S.A. and Banco Macro S.A., arising from the corporate control exercised by Banco Macro SA over the former.

The purpose sought is to combine the net worths of both companies and the management thereof with the resulting benefit arising from management expenses scale economies.

The aggregate capital stock of Banco Privado de Inversiones S.A. amounts to ARS 86,659,000. Accordingly such capital stock is divided into 86,659,000 common shares carrying one vote and of ARS 1 nominal value each. Banco Macro S.A. is the holder of 85,925,820 shares of Banco Privado de Inversiones S.A. which directly represent 99.15% of the capital voting stock. Additionally, Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa, companies controlled by Banco Macro S.A., participate as minority shareholders in the capital stock of Banco Privado de Inversiones S.A. by means of 366,590 shares each, representing, collectively, 0.85% of the total voting stock.

Surveys conducted have determined the convenience of combining the operating organizations of both Banks, based on the following conclusions:

–	Their similar activities allow them to combine and integrate.
–	Such complementation and integration shall result in an increased efficiency in the performance of their activities.

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–	Possibility of conducting a more efficient management with the subsequent enhancement of existing resources allocation.
–	The merger shall prevent the duplication of centralized management structures, with the resulting reduction of fixed costs.
–	Registration and control of one single and centralized accounting.
–	Preparation of single accounting statements resulting in lower audit costs.
–	Reduction and simplification of the tax liquidation process.

The complementation of the markets to which the activities of each of the Banks parties to the merger are oriented shall result in a clear integration and development of the business, with the possibility of increase the volume thereof.

Given that the merged Banks have the Board of Directors membership in common, the merger shall contribute a larger flexibility and efficiency in the decision taking process. On the other hand, the combination of technical and professional capacities of both banks shall trigger a larger taking of advantage thereof and an increase in the levels of operating benefits generation.

THREE: Until execution of the final merger agreement, the banks encompassed thereunder shall be directed and managed by their current board of directors. As from the execution of the final merger agreement, the management and supervisory bodies of the non-surviving company shall cease in their functions, which shall continue being exercised by the Board of Directors and the Statutory Audit Committee of the surviving company. As results of the merger, the Board of Directors of Banco Macro S.A. shall remain composed of the regular and alternate members that hold office as of the date of execution of the final merger agreement. Both merging companies intend to continue with the regular course of their operations during the time elapsed until the final perfection of the merger. Likewise, the Directors of both companies shall continue conducting the actions addressed at harmonizing the execution of business and management of both companies, in accordance with the commenced combination proceedings. It is stated that no restrictions are imposed on the ordinary administration of both companies during the period elapsed until the merger is registered.

FOUR: The parties incorporate hereto the balance sheets of each of the companies closed as of December 31, 2012, audited by a certified Public Accountant, which include the respective reports issued by the Statutory Audit Committee. Such balance sheets were prepared on a consistent basis and identical assessment criteria. The balance sheets of both companies comprise a full fiscal year. The parties hereto sign the Merger Consolidated Special Balance Sheet of both companies as of the same closing date, audited by a certified Public Accountant, that includes that relevant Report of the Statutory Audit Committee.

FIVE: The capital stock of the surviving company amounts to ARS 594,485,168.- fully issued, subscribed for and paid-up, divided into 11,235,670 Class A shares carrying 5 votes each and 583,249,498 Class B shares carrying 1 vote, all of them issued as common, book entry shares of nominal value ARS 1 each. The capital stock of the non-surviving company amounts to ARS 86,659,000 fully issued, subscribed for and paid-up, divided into 86,659,000 common shares of ARS 1 each. The Consolidated Shareholders’ Equity arising from the merger consolidated special balance sheet as of December 31, 2012, prepared according to the consolidated basis described in note 2 to such special balance sheet, amounts to thousands ARS 6,199,095.

SIX: The exchange ratio agreed upon by the companies parties to the merger is as follows: 0.106195 common shares of Banco Macro S.A. per each common share of Banco Privado de Inversiones S.A. Thus, the minority shareholders of Banco Privado de Inversiones S.A. shall be entitled to receive 0.106195 common shares of Banco Macro S.A., for each share they hold in the capital stock of Banco Privado de Inversiones S.A..

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If share fractions need to be liquidated, the liquidation shall be made in cash, taking into account the shareholders’ equity value of the balance sheet closed as of December 31, 2012.

SEVEN: As a consequence of the merger exchange ratio agreed upon, the capital stock of the surviving company shall increase from ARS 594,485,168 to ARS 594,563,028, thus, 77,860 common book entry Class B Shares of ARS 1 nominal value each carrying one vote each entitled to enjoy dividends as from the fiscal year commenced January 1, 2013, shall be issued, which shall be placed for public offering and listing in the Buenos Aires Stock Exchange and shall be delivered in exchange to the minority shareholders of the non-surviving company for its holding of 733,180 common shares of ARS 1 nominal value each.

EIGHT: The surviving company shall not amend its by-laws as a consequence of the merger.

NINE: The Directors of the surviving company and the non-surviving company shall convene their respective Extraordinary Shareholders’ Meetings in order to:

a)	Approve this Preliminary Merger Agreement.
b)	Approve the Merger Consolidated Special Balance Sheet.
c)	Approve the exchange ratio between the shares of both companies.
d)	Approve the execution of a Final Merger Agreement.
e)	Authorize those representatives of Banco Macro S.A. and Banco Privado de Inversiones S.A. who shall execute the Final Merger Agreement and any other documentation as may be necessary to perfect the transaction. The authorized representatives may also carry out all the necessary or adequate actions to perfect the merger.
f)	Designate those representatives that are empowered to carry out the formalities to secure administrative authorization and registration with the Buenos Aires Stock Exchange (Comisión Nacional de Valores), the Buenos Aires Stock Exchange, the Argentine Central Bank, the Argentine Tax Authority, the Office of Corporations and any other relevant agency.
g)	The Shareaholders’ meeting of the non-surviving company shall consider and approve the early dissolution of the company, as results of the merger, and shall authorize the representatives who will sign the documentation and empower them to carry out all the necessary or adequate actions related to the early dissolution of the company and the respective recordations by the Office of Corporations (Inspección General de Justicia).
h)	The Shareholders’ Meeting of the surviving company shall increase the capital stock by ARS 77,860.- that is to say, from ARS 594,485,168 to ARS 594,563,028 to execute the exchange by merger.

TEN: Upon execution of the preliminary merger agreement, the relevant formality steps to seek authorization shall be commenced with the Argentine Central Bank Banco Central de la República Argentina, Argentine Securities Commission and the Buenos Aires Stock Exchange.

ELEVEN: Once the Shareholders’ Meetings have approved the items listed in Clause Nine, the call for the meeting shall be published for 3 days in compliance with Article 83, item 3º, of Law No. 19,550. A copy of the balance sheets of both companies as approved by the respective Shareholders’ Meeting shall be placed at the disposal of the corporate creditors at the legal domicile of the surviving and non-surviving companies.

TWELVE: Upon compliance with the requirements set forth in the above clauses, a merger final agreement shall be executed, in compliance with the terms of Article 83, item 4º of the referred Law, which shall be subsequently registered with the Public Registry of Commerce.

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THIRTEEN: The assets and liabilities of the non-surviving company shall be incorporated into the net worth of the surviving company retroactively effective as of January 1, 2013, date of transfer of all the rights and obligations of the non-surviving company to the surviving company, after the registration with the Public Registry of Commerce of the corporate combination. Consequently, all the transactions made by the non-surviving as from January 1, 2013 shall be deemed made for the account and order of the surviving company and shall be recorded in the accounting accounts of the surviving company; additionally, all the expenses and obligations originated in the merger, including the registration in the name of the surviving company of all the assets of the non-surviving company which are subject to registration shall be for the account of the surviving company.

FOURTEEN: This merger involves the combination of Banco Macro S.A. and Banco Privado de Inversiones S.A. in accordance with the provisions of Article 77 of Income Tax Law (1997 consolidated text) as amended.

IN WITNESS WHEREOF, two counterparts hereof are executed for the same purpose, in the City of Buenos Aires, on March 7, 2013.

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Effects of the Corporate Combination

The Merger triggers the following effects:

1. Transfer of Shareholders’ Equity

The shareholders’ equity of Banco Privado de Inversiones shall be transferred to Banco Macro. Thus, all of the rights and obligations, assets and liabilities of the non-surviving companies shall be incorporated into the shareholders’ equity of Banco Macro. The incorporation of the assets and liabilities of Banco Privado de Inversiones to the net worth of Banco Macro shall be carried out effective as of January 1, 2013, for the value thereof recorded in the balance sheets closed as of December 31, 2012, prepared by each of the companies parties to the Merger, on uniform basis and identical appraisal assessment, signed by their legal representatives, approved by the respective Board of Directors, together with the reports of the respective supervision bodies and certified by a certified public accountant.

2. Dissolution of the Non-Surviving Company

Banco Privado de Inversiones shall be dissolved without liquidation, and its share certificates shall be cancelled.

3. Exchange Ratio

The Board of Directors of both companies established in the Preliminary Merger Agreement of Banco Macro and Banco Privado de Inversiones of March 7, 2013, the exchange ratio of one common share of Banco Privado de Inversiones per each 0.106195 common share of Banco Macro, calculated as follows:

Concept	Banco Macro S.A.	Banco Privado de Inversiones S.A.

Shareholders’ Equity as of December 31, 2012	6,199,095	97,605

Number of common outstanding shares	584,485,168	86,659,000

Value per common share (in pesos)	10.606078	1.126311

Common shares exchange ratio	0.106195	1.000000

Thus, the minority shareholders of Banco Privado de Inversiones shall be entitled to receive 0.106195 shares in Banco Macro per each share they hold in Banco Privado de Inversiones.

4. Capital Stock Increase

As a consequence of the merger exchange ratio agreed upon, the capital stock of Banco Macro shall be increased by ARS 77,860 and consequently 77,860 Class B common book-entry shares of ARS 1 nominal value each carrying one vote each, shall be issued and shall be offered to the public and listed in the Buenos Airs Stock Exchange and shall be delivered in exchange to the minority shareholders of Banco Privado de Inversiones for their holdings of 733,180 common shares of ARS 1 nominal value each.

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5. Dividends

The shares that shall be issued as a consequence of the capital increase resulting from the merger described herein shall enjoy dividends and further distributions as from the fiscal year commenced January 1, 2013.

6. Date of Effectiveness

The assets and liabilities of the non-surviving company shall be incorporated into the shareholders’ equity of the surviving company retroactively effective as of January 1, 2013, i.e. date of transfer of all the rights and obligations of the non-surviving upon approval of the merger by the shareholders and relevant control bodies, i.e. Argentine Securities Exchange Commission (Comisión Nacional de Valores), Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and B.C.R.A., and upon obtaining the registration with the Public Registry of Commerce.

7. Public Offering of Securities. Listing of Shares

Banco Macro has been authorized to publicly offer its shares by the Argentine Securities Exchange Commission (CNV) and has been admitted to publicly list its shares by the Buenos Aires Stock Exchange (BVBA).

Banco Privado de Inversiones is not authorized to make public offerings or to publicly list its shares.

Banco Macro shall continue under a public offering regime and public listing in the Buenos Aires Stock Exchange.

8. Property, economic and financial standing of Banco Macro

1.	CAPITALIZATION

The following chart reflects the capitalization of Banco Macro S.A. and Banco Privado de Inversiones S.A. according to the information stemming from the financial statements of the respective Banks and, the consolidated capitalization of the Banks subject to the merger arising from the special consolidated balance sheet closed as of December 31, 2012 of Banco Macro S.A. and Banco Privado de Inversiones S.A., prepared in accordance with the consolidation basis specified in Note 2 of the referred general balance sheet. Such consolidated information only reflects what Banco Macro S.A. and Banco Privado de Inversiones S.A.’s consolidation would have looked like as of December 31, 2012 if they would have operated on a consolidated basis taking into account the adjustments mentioned in the following chart and, thus, it cannot be construed that both Banks operated or could have operated on a consolidated basis.

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	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving company)	Deletions and adjustments		Banco Macro S.A. (after the merger)
Deposits	32,493,971	468	(197)		32,494,242

Short term debt
B.C.R.A. – Others	3,912				3,912
Banks and international agencies	276,804				276,804
Unsubordinated Notes (a)	18,529				18,529
Amounts payable for purchases / In kind to deliver for cash sales and futures/ Balances pending liquidation without delivery of the underlying asset	586,795				586,795
Funding received from local financial institutions	45,817				45,817
Other Obligations from Financial Brokerage – Others	1,726,161		(75)		1,726,086
Miscellaneous obligations	1,135,215	814			1,136,029
Provisions	98,289	5,305			103,594
Subordinated Notes(a)	2,597				2,597
Entries pending allocation	6,554				6,554
Total short term debt	3,900,673	6,119	(75)		3,906,717

Long term debt
B.C.R.A. – Other	17,733				17,733
Unsubordinated Notes (a)	523,176				523,176
Funding received from local financial institutions	39,318				39,318
Other Obligations from Financial Brokerage – Other	87,097				87,097
Subordinated Notes (a)	737,595				737,595
Total long term debt	1,404,919				1,404,919

SHAREHOLDERS EQUITY
Capital STOCK
Common shares outstanding	584,485	86,659	(86,581	)(b)	584,563
Common shares in portfolio	10,000				10,000
Total capital stock	594,485	86,659	(86,581)		594,563

Non-capitalized contributions
Stock issue premiums	398,750				398,750
Merger premiums			-	(c)
Total non-capitalized contributions	398,750				398,750

Adjustments to shareholders’ equity	4,511				4,511

Cost of own shares in portfolio			(78	)(d)	(78)

Profits reserve	3,644,797	544	(544	)(e)	3,644,797

Unappropriated earnings	1,556,552	10,402	(10,402	)(f)	1,556,552

TOTAL SHAREHOLDERS’ EQUITY	6,199,095	97,605	(97,605)		6,199,095
CAPITALIZATION INCLUDING DEPOSITS AND LONG TERM AND SHORT TERM DEBTS	43,998,658	104,192	(97,877)		44,004,973

(a)	The amount of the liabilities on account of notes registered in these Financial Statements is as follows:

Notes	Original value			Residual value as of 31/12/2012		31/12/2012

Subordinated – Class 1	U$S	150,000,000	(a,1)	U$S	150,000,000	740,192

Unsubordinated – Class 2	U$S	150,000,000	(a,2)	U$S	106,395,000	541,705

Total						1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general ordinary Shareholders’ Meeting approved the creation, and subsequent extension, of a Global Program for the Issue of short, medium or long term Simple Notes, either subordinated or unsubordinated, secured or unsecured, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of US$ 1,000,000,000 (one billion US dollars), or its equivalent in other currencies, under which it will be possible to issue different classes and/or series of notes denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

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(a.1)         On December 18, 2006, under the frame of the aforementioned Global Program, Banco Macro issued the 1st series of Class 1 Subordinated Notes for a nominal amount of US$150,00,000 (One hundred and fifty million US Dollars). The main features of such issue being:

-Computable to the Bank’s required minimum capital (computable equity), as established by Communication “A” 4576.

-The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), will full redemption option within 10 years calculated as from the date of issue.

-Interest payments shall be made on a semi-annual basis (June 18 and December 18 each year);

-During the first 10 years the interest rate shall be fixed (9.75%) and variable during the remaining years (six month LIBOR plus 7.11%). As established by Communication “A” 4576 interest rate payments may be increased only once over the life of the instrument and after the elapse of the 10-year term as from the date of issue.

-Notes do not include any clause that may alter their order of subordination.

- Interest on the Notes will neither fall due nor be paid if: (i) payments of such interest exceeds the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by B.C.R.A.; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from the B.C.R.A. for illiquidity under Article 17 of the B.C.R.A. Charter; (v) the Bank is not in compliance with, or has failed to comply in a timely basis with, reporting obligations to the B.C.R.A.; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-Unpaid interest is not cumulative.

-The Notes have been authorized for public offering and for listing on domestic or foreign stock exchanges or markets.

- In no event may the payment of financial services exceed net unappropriated retained earnings as per the financial statements for the latest fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communication “A” 4,576.

The Bank used the funds stemming from such issue to grant loans.

(a.2)	On January 29, 2007, Banco Macro S.A. issued the 1st series of Class 2 Unsubordinated Notes at a fixed rate of 8.5% p.a. simple, non-convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of US$ 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest shall be paid semiannually on February 1 and August 1 each year.

Additionally, the Bank has the option to redeem such issue, either in full or in part, at any time and regularly. The Bank used the proceeds stemming from such issue to grant loans.

On August 16, 2007 the SEC authorized the registration of the notes mentioned in a.1) through a.2).

(b)	Pertains to: (i) the elimination of common shares of Banco Macro S.A. (85,926) and of the minority shareholders (733) in the Capital Stock of Banco Privado de Inversiones S.A. and (ii) the Capital Stock increase due to the issue of shares in Banco Macro S.A. to deliver in exchange to the minority shareholders of Banco Privado de Inversiones S.A. (78).

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(c)	Pertains to the initial acknowledgment of a merger premium (748), due to the difference between the equity value of the shares of Banco Privado de Inversiones S.A. held by the minority shareholders (826) and the nominal value of the shares to be delivered to such shareholders in exchange as results of the merger (78) and their immediate elimination, given that since Banco Macro S.A. is the controlling company of such minority shareholders (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa), the holding of such shares by the controlling companies is essentially the same as if the controlling company would hold its own shares in its portfolio and therefore, pursuant to Technical Resolution No. 21 of Federación Argentina de Consejos Profesionales de Ciencias Económicas, Section 1.2.i) and General Resolution 562 of the Argentine Securities Commission (C.N.V.), the controlling company must record the accounting measurement thereof as a reduction of the Shareholders’ Equity.

(d)	Pertains to the reduction of the shareholders’ equity for the nominal value of the shares issued to be delivered to the minority shareholders of Banco Privado de Inversiones S.A. (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa – companies controlled by Banco Macro S.A.) (78) pursuant to the treatment applicable by effective professional accounting and statutory rules to the interest held by controlled companies in their controlling company, as explained in c) above.

(e)	Pertains to the elimination of the equity value for the interests held by Banco Macro S.A. (539) and the minority shareholders of Banco Privado de Inversiones S.A. (5) in profit reserves.

(f)	Pertains to the elimination of the proportional net worth of Banco Macro S.A. (10,314) and of the minority shareholders (88) in the Non-Appropriated Results of Banco Privado de Inversiones S.A.

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2.	ACCOUNTING INFORMATION

In compliance with the provisions of the Argentine Companies Law and further applicable regulations, the Merging Banks prepared a merger consolidated special balance sheet. Such merger consolidated special balance sheet has been prepared on the basis of the information contained in the audited financial statements of Banco Macro S.A. and Banco Privado de Inversiones S.A. as of December 31, 2012, with the deletions and adjustments described in the following paragraph “Merger Consolidated Special Balance Sheet of Banco Macro S.A. and Banco Privado de Inversiones S.A. as of December 31, 2012”.

On February 14, 2013, the certified public accountant Claudio N. Nogueiras, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued the auditor’s report of the financial statements of Banco Macro S.A. for the fiscal year closed as of December 31, 2012. Such report included an opinion (i) unqualified as to the accounting rules established by B.C.R.A. and (ii) with qualifications referred to appraisal issues and presentation in the application of Argentine professional accounting rules effective in the City of Buenos Aires.

On February 14, 2013, the certified public accountant Karen Grigorian, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued the auditor’s report on the financial statements of Banco Privado de Inversiones S.A. for the fiscal year closed as of December 31, 2012. Such report included an opinion (i) unqualified as to the accounting rules established by B.C.R.A. and (ii) with qualifications referred to appraisal issues and presentation in the application of Argentine professional accounting rules effective in the City of Buenos Aires.

On March 7, 2013, the certified public accountant Claudio N. Nogueiras, of the firm Pistrelli, Henry Martin y Asociados S.R.L., issued an independent accountant’s opinion on the merger consolidated special balance sheet of Banco Macro S.A. and Banco Privado de Inversiones S.A. as of December 31, 2012. Such special report states that the information referred to Banco Macro S.A. after the merger reflects the appropriate application of the deletions and adjustments made by the Management of the Banks to the figures in the financial statements of Banco Macro S.A. (before the merger) and Banco Privado de Inversiones S.A. (non-surviving company), in accordance with the Argentine accounting professional rules applicable to the consolidation of financial statements effective in the City of Buenos Aires and with accounting rules established by B.C.R.A.

The merger consolidated special balance sheet has been prepared on a uniform basis in accordance with the guidelines established by the professional accounting rules and the regulations of B.C.R.A. Such merger consolidated special balance sheet has the purpose of evidencing how such balance sheet would have been as of December 31, 2012 if both banks would have operated on a consolidated basis and, thus, should not be construed that both banks operated or could have operated on a consolidated basis as of such date.

26

Merger Consolidated Special Balance Sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments	Banco Macro S.A. (after the merger)

ASSETS
Cash and cash equivalents	8,721,854	7,183	(197)	8,728,840
Government and private securities	1,652,105	79,537		1,731,642
Loans	28,788,524	12,793		28,801,317
Other receivables from financial intermediation	1,767,233			1,767,233
Receivables from financial leases	326,706			326,706
Investments in other companies	836,398	8	(97,605)	738,801
Other receivables	765,477	1,684	(75)	767,086
Bank premises and equipment	593,558	2,987		596,545
Other assets	263,373			263,373
Intangible assets	278,929			278,929
Items pending allocation	4,501			4,501
TOTAL ASSETS	43,998,658	104,192	(97,877)	44,004,973

LIABILITIES
Deposits	32,493,971	468	(197)	32,494,242
Other liabilities from financial intermediation	3,325,342		(75)	3,325,267
Other liabilities	1,135,215	814		1,136,029
Provisions	98,289	5,305		103,594
Subordinated corporate bonds	740,192			740,192
Items pending allocation	6,554			6,554
TOTAL LIABILITIES	37,799,563	6,587	(272)	37,805,878

SHAREHOLDERS’ EQUITY

Capital stock
Shares of common stock	584,485	86,659	(86,581)	584,563
Treasury shares	10,000			10,000

Non-capitalized contributions
Stock issuance premium	398,750			398,750
Merger premiums			-

Adjustments to Shareholders’ equity	4,511			4,511

Cost of acquisition of treasury stock			(78)	(78)

Earnings reserved	3,644,797	544	(544)	3,644,797

Unappropriated earnings	1,556,552	10,402	(10,402)	1,556,552

TOTAL SHAREHOLDERS’ EQUITY	6,199,095	97,605	(97,605)	6,199,095
TOTAL LIAB. AND SHAREHOLDERS’ EQUITY	43,998,658	104,192	(97,877)	44,004,973

DEBIT-BALANCE
ACCOUNTS
Contingent	8,960,163	13,000		8,973,163
Control	25,169,946	7		25,169,953
Derivatives	386,341			386,341
TOTAL DEBIT-BALANCE ACCOUNTS	34,516,450	13,007		34,529,457

CREDIT-BALANCE ACCOUNTS
Contingent	8,960,163	13,000		8,973,163
Control	25,169,946	7		25,169,953
Derivative	386,341			386,341
TOTAL CREDIT-BALANCE ACCOUNTS	34,516,450	13,007		34,529,457

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The merger consolidated special balance sheet as of December 31, 2012 has been prepared taking into account the amendments indicated in the following paragraph, based on the information included in the audited financial statements of Banco Macro S.A. and Banco Privado de Inversiones S.A. for the year ended as of that date, which were duly approved by the Board of Directors of the respective Banks. Such financial statements have been prepared in accordance with accounting principles issued by the Central Bank and, except for note 7 to the merger consolidated special balance sheet, in accordance with Generally Accepted Accounting Principles in Argentina applicable in the city of Buenos Aires.

The consolidation of the balance sheets of both banks has been made line by line, making the following deletions and adjustments:

i.	Deletion of debit and credit balances of transactions between the Banks as of the date of the merger consolidated special balance sheet for 272.

ii.	Deletion of the shareholding considered at equity value (direct and indirect) of Banco Macro S.A. in Banco Privado de Inversiones S.A. against Shareholders’ Equity accounts of the latter for 96,779 and 826, respectively. Taking into account that Banco Macro S.A. holds, directly and indirectly, 100% of the shares issued by Banco Privado de Inversiones S.A., the Shareholders’ Equity of this Bank was entirely deleted.

iii.	Increase in the capital stock as a result of the merger, as per the exchange ratio described in Note 21 to the merger consolidated special balance sheet, by means of the issuance of Banco Macro S.A.’s shares for 78, to be delivered under the swap to minority shareholders of Banco Privado de Inversiones S.A. The difference between the nominal value of the shares to be delivered to minority shareholders (78) and the equity value of such shares (826) was originally recorded under Merger premiums in the Shareholders’ Equity (748).

iv.	Reduction of shareholders’ equity (merger premium, 748 and Cost of acquisition of treasury shares, held by subsidiaries, 78) for the cost of issued shares (826) which is equivalent to the equity value, mentioned in the above paragraph, since, given that Banco Macro S.A. controls such minority shareholders (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa), the holding of such shares by controlled companies is essentially equal to the holding of treasury shares by the controlling company and, in accordance with Argentine Federation of Professional Council in Economic Sciences (FATCPCE)’s Technical Resolution No. 21 (Section 1.2.i) and CNV’s General Resolution No. 562, the controlling company will book the shares as a reduction in the Shareholders’ Equity.

This consolidated information of merger does not include the consolidated statements of income, changes in shareholders’ equity and cash flows and the presentation of comparative figures and certain supplementary information, which is included in the individual financial statements of Banco Macro S.A. and Banco Privado de Inversiones S.A. and in the consolidated financial statements of Banco Macro S.A. as of December 31, 2012, since such information is not required for the preparation thereof, as specified in note 1 to the merger consolidated special balance sheet.

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3.	KEY INDICATORS as of December 31, 2012

The following information was prepared based on the merger consolidated special balance sheet as of December 31, 2012:

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (Non- surviving Bank)	Banco Macro S.A. (after the merger)

Assets /shareholders’ equity	7.1	1.1	7.1
Liabilities / shareholders’ equity	6.1	0.1	6.1
Liquidity of shareholders’ equity (1)	68%	97%	70%
Loans / assets	65%	12%	65%
Loans / deposits	89%	2,734%	89%
Provisions / irregular portfolio (2)	151%	- (3)	151%

(1)	(Shareholders’ equity – shareholdings in other companies – property and equipment – other property – intangible property) / shareholders’ equity.
(2)	Consists of loans included in the loan classification regulations according to the following criteria: “troubled”, “with high risk of insolvency”, “irrecoverable” for the commercial portfolio and “medium risk”, “high risk”, “irrecoverable” and “irrecoverable according to rules” for consumer portfolio.
(3)	As of December 31, 2012, Banco Privado de Inversiones S.A. had no irregular loans.

4.	CONSOLIDATED POSITION OF BANCO MACRO S.A. AND BANCO PRIVADO DE INVERSIONES S.A. IN CONNECTION WITH BCRA’S REGULATIONS ON LIQUIDITY AND SOLVENCY

Below is a summary of the consolidated position of Banco Macro and Banco Privado de Inversiones in connection with BCRA’s regulations on liquidity and solvency, as of December 2012.

The preparation of the consolidated position according to the regulations established by BCRA on liquidity and solvency, as of December 2012, was made in order to comply with Chapter I, 2.2. of the Appendix to BCRA Communiqué “A” 2241 as supplemented (Communication CREFI-2) and is intended to show how these regulations would have been as of December 31, 2012, if the Merging Banks had operated on a consolidated basis. Therefore, it should not be considered that the Merging Banks operated or could have operated on a consolidated basis, or that the figures indicated in the consolidated position of the above regulations had purposes different from that indicated above.

4.1.	MINIMUM CAPITAL – COMPUTABLE EQUITY

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments	Banco Macro S.A. (after the merger)	Consolidated Banco Macro S.A. (1)

Credit risk requirement	2,416,019	1,952	(21)	2,417,950	2,678,111

Rate risk Requirement	658,537	2,168	-	660,705	806,636

Market risk requirement	34,682	74	-	34,756	36,136

Operational risk requirement	626,385	1,129	-	627,514	693,492

Total minimum capital requirement	3,735,623	5,323	(21)	3,740,925	4,214,375

Minimum capital requirement	15,000	15,000	-	15,000	15,000

Integration (C.E.)	5,509,813	96,358	-	5,606,171	6,281,203

Excess of contributed capital	1,774,190	81,358	-	1,865,246	2,066,828

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(1)	The requirements and contributed capital are presented measured on a consolidated basis including the Merging Banks and the rest of the subsidiaries (Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A. Sociedad de Bolsa and Macro Fiducia S.A.), all in the form of supplementary information.

The above chart shows the contributed capital and minimum capital requirements as of December 31, 2012 on an individual basis of each of the Merging Banks and the contributed capital and requirements measured on merged basis.

To comply with the requirements and contributed capital on a merged basis, the deletions and adjustments of existing balances and/or the transactions made between the Merging Banks have been considered.

Furthermore, effective on January and February 2013, by means of Communiqué “A”5369 as supplemented, the BCRA introduced some amendments to the current system of minimum capital requirements, both in terms of requirements and of contributed capital.

Such amendments entail, in terms of requirements, among other things, changes in risk weighting and in the treatment of the retail and delinquent portfolio, incorporation of the credit risk coverage and credit conversion factor notions, deletion of the interest rate risk requirement (however, the Bank should still manage it) and changes in the computation of securitization, maintaining capital subject to the exposure level of the source bank.

In addition, in connection with computable equity, new criteria related with computable items were incorporated, changes to deductibles were made and new rules on minimum integration limits to be complied with by financial institutions were established.

Based on calculations and presentations made in February 2013 (related to January 2013), the changes mentioned above resulted in increases in the minimum excess capital in connection with such exposures as of December 31, 2012.

4.2.	NON-LIQUID ASSETS AND OTHER ITEMS

The consolidated “Non-liquid assets and other items” has been determined by adding the individual position of each of the Merging Banks as of December 2012, net of the related consolidation adjustments and deletions, calculated in accordance with the rules of the BCRA. For purposes of this calculation, the computed equity indicated in 4.1 above was considered. This is the situation:

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments	Banco Macro S.A. (after the merger)	Consolidated Banco Macro S.A. (1)

Non-liquid assets	1,796,751	4,679	(75)	1,801,355	1,891,366

Limit (100% of C.E.)	5,509,813	96,358	-	5,606,171	6,281,203

(1)	The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

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4.3.               CREDIT RISK CONCENTRATION AND DIVERSIFICATION AND TRANSACTIONS WITH RELATED CLIENTS

BCRA’s rules on credit risk concentration and diversification and transactions with related clients (Communiqué “A” 2140, as amended and supplemented) establish maximum limits to the facilities granted in terms of the Bank’s computable equity.

Considering (i) the consolidation of included individual transactions for each of the Merging Banks and (ii) the maximum limits established by the BCRA in connection therewith, as of December 31, 2012, the parties comply with applicable requirements for credit risk concentration and diversification and transactions with related clients on a merged basis.

It is worth mentioning that, for purposes of the calculation mentioned in the paragraph above, the computable equity is shown in 4.1. above.

Moreover, the limits mentioned above for Banco Macro S.A. (after the merger) and the subsidiaries mentioned in 4.1. above on a consolidated basis have been complied with at all times.

4.4.	DEBT CLASSIFICATIONS AND MINIMUM PROVISIONS

Taking into account (i) the aggregate of minimum provisions required by applicable BCRA’s rules on debt classification and provisions for loans granted individually by each of the Merging Banks, and (ii) the aggregate of provisions booked by such Merging Banks, as of December 31, 2012, no shortage in the provisions on a merger basis have been found.

Additionally, there is no shortage of the provisions of Banco Macro S.A. (after the merger) and the subsidiaries mentioned in 4.1. on a consolidated basis.

4.5.	MINIMUM CASH RESERVE

Consolidated minimum cash reserves have been determined by calculating the aggregate (requirements and integration) of the individual positions of each of the Merging Banks as of December 31, 2012 submitted to the BCRA.

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Banco Macro S.A. (after the merger)	Consolidated Banco Macro S.A. (1)

Requirement – in pesos	3,473,453	241	3,473,694	3,796,483

Integration – in pesos	4,883,419	2,082	4,885,501	5,213,596

Requirement – in foreign currency	82,744	3	82,747	132,138

Integration – in foreign currency	459,245	353	459,598	522,016

(1)	The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

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4.6.           MINIMUM APPLICATION OF RESOURCES OBTAINED FROM FOREIGN CURRENCY SIGHT LIABILITIES

The consolidated information on compliance with the Minimum Application of resources obtained from foreign currency sight liabilities has been determined by calculating the aggregate (requirement and application) of the individual positions of each of the Merging Banks as of December 2012 and presented to BCRA, considering the deletions and adjustments of existing balances and/or transactions made between the Merging Banks.

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments	Banco Macro S.A. (after the merger)	Consolidated Banco Macro S.A. (1)

Lending capacity (2)	375,684	-	-	375,684	417,893

Application	409,670	-	-	409,670	409,726

(1) The information of Banco Macro S.A. (after the merger) consolidated with the subsidiaries mentioned in 4.1. above is presented as supplementary information.

(2) Resources net of minimum cash reserve.

9. Limits established for the Management of the Merged Companies. Guarantees.

No restrictions have been provided in the preliminary merger agreement in connection with the management of the non-surviving and surviving companies, and no guarantees were provided to secure compliance with their normal activities.

Until execution of the final merger agreement, the merging banks will be managed and directed by their current board of directors. As from the date of execution of the final merger agreement, the members of the board of directors and statutory audit committees of the non-surviving bank shall resign their office, and the Board of Directors and Statutory Audit Committee of the surviving bank will absorb such functions. As a result of the merger, the Board of Directors of Banco Macro S.A. will be formed by the directors and alternate directors of such bank as of the date of execution of the final merger agreement.

10. Banco Macro’s Bylaws

Banco Macro will not modify its bylaws as a result of the merger.

11. Taxes

The merger proposed by the Board of Directors of the Merging Banks entails a reorganization of Banco Macro and Banco Privado de Inversiones in accordance with section 77 of the Income Tax Law (Restated in 1997) as amended.

12. Financial Statements as of December 31, 2012 of Banco Macro and Banco Privado de Inversiones

The general balance sheets of Banco Macro and Banco Privado de Inversiones as of December 31, 2012, and the statements of income, of changes in shareholders’ equity and other statements, schedules and notes required by applicable legal and regulatory provisions, duly certified, are available to shareholders and interested third parties at the registered office of Banco Macro, located at Sarmiento 447, Buenos Aires.

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13. Merger consolidated special balance sheet as of December 31, 2012

The financial statements referred to in 12 above are the basis for the preparation of the merger consolidated special balance sheet of both companies as of December 31, 2012.

Buenos Aires, April 29, 2013.

33

MERGER CONSOLIDATED SPECIAL BALANCE SHEET OF

BANCO MACRO S.A. AND BANCO PRIVADO DE INVERSIONES S.A.

AS OF DECEMBER 31, 2012

SPECIAL REPORT OF THE INDEPENDENT CERTIFIED ACCOUNTANT ON

THE MERGER CONSOLIDATED SPECIAL BALANCE SHEET

To the Board of Directors of

BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A.

Registered office: Sarmiento 447 and Av. Leandro N. Alem 1110, 1° piso

Ciudad Autónoma de Buenos Aires

I.	At your request and to be submitted to the Public Registry of Commerce of the City of Buenos Aires (IGJ), the Argentine Securities and Exchange Commission (CNV), the Buenos Aires Stock Exchange and Argentine Central Bank (BCRA), this special report is issued in connection with the accompanying merger consolidated special balance sheet of BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A. as of December 31, 2012, signed for purposes identification with this special report.

The merger consolidated special balance sheet is the responsibility of BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A. (the “Banks”)’s Management.

II.	We have previously audited:

a)	The individual and consolidated financial statements of BANCO MACRO S.A. for the year ended December 31, 2012, on which we issued our auditor’s report dated February 14, 2013, to which we refers and that must be read together with this special report, where we issued (i) a clean opinion on the application of accounting standards set forth by the BCRA and (ii) a qualified opinion with respect to valuation and disclosure aspects in the application of Argentine professional accounting standards effective in the City of Buenos Aires.

b)	The financial statements of BANCO PRIVADO DE INVERSIONES S.A. for the year ended December 31, 2012, on which we issued our auditor’s report dated February 14, 2013, to which we refers and that must be read together with this special report, where we issued (i) a clean opinion on the application of accounting standards set forth by the BCRA and (ii) a qualified opinion with respect to valuation and disclosure aspects in the application of Argentine professional accounting standards effective in the City of Buenos Aires.

III.	As stated in Note 2 to the accompanying merger consolidated special balance sheet, such balance sheet was prepared by the Banks’ Management on the basis of the financial statements mentioned in paragraph II.

IV.	Our work on the accompanying merger consolidated special balance sheet consisted in:

a)	Verifying whether the figures included in the “BANCO MACRO S.A. (before the merger)” column and the related supplementary information included by the Banks’ Management arise from the financial statements of BANCO MACRO S.A. as of December 31, 2012 mentioned in paragraph II.a).

b)	Verifying whether the figures included in the “BANCO PRIVADO DE INVERSIONES S.A. (non-surviving bank)” column and the related supplementary information included by the Banks’ Management arise from the financial statements of BANCO PRIVADO DE INVERSIONES S.A. as of December 31, 2012 mentioned in paragraph II.b).

c)	Verifying whether the deletions and adjustments described in Note 2 to the merger consolidated special balance sheet were determined in accordance with Argentine professional accounting standards applicable to the consolidation of financial statements effective in the City of Buenos Aires and with the BCRA accounting standards.

d)	Verifying whether the deletions and adjustments described in Note 2 to the merger consolidated special balance sheet related to the capital increase of BANCO MACRO S.A. as a result of the merger under the exchange ratio described in Note 21 to the merger consolidated special balance sheet duly reflect the provisions of the Preliminary Merger Agreement approved by the directors of the Banks at their meetings of March 7, 2013.

V.	Based on our work, the scope of which is described IV, in our opinion:

a)	The deletions and adjustments mentioned in IV.c) have been determined in accordance with Argentine professional accounting standards applicable to the consolidation of financial statements effective in the City of Buenos Aires and with the BCRA accounting standards.

b)	The deletions and adjustments mentioned in IV.d) reflect the provisions of the Preliminary Merger Agreement.

c)	The “BANCO MACRO S.A. (after the merger)” column reflects the adequate application of the deletions and adjustments mentioned in a) and b) above to the figures of the audited financial statements mentioned ion paragraph II and included in the “BANCO MACRO S.A. (after the merger)” and “BANCO PRIVADO DE INVERSIONES S.A. (non-surviving bank)” columns.

VI.	In compliance with applicable regulations, we further report that:

a)	This merger consolidated special balance sheet of BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A. as of December 31, 2012 has been copied to the inventory and balances books of BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A.

b)	Such merger consolidated special balance sheet has been prepared during an information consolidation process that arises from the Banks accounting records which are kept, in all formal respects, in accordance with applicable laws and the BCRA regulations and, in the case of BANCO MACRO S.A., also in accordance with the provisions of CNV’s Resolutions 1032/EMI and 1996/EMI dated March 17 and May 20, respectively.

c)	As of December 31, 2012, accrued employee and employer contributions to the Argentine Integrated Social Security System, after the merger and according to the accounting records of BANCO MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A., amount to ARS 29,933,595, none of which was due and payable as of such date.

VII.	This special report has been issued solely to be used in the merger process mentioned in Note 1 to the accompanying merger consolidated special balance sheet. Therefore, it should not be used, distributed or referred to for any other purpose.

City of Buenos Aires,
March 7, 2013

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vo. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
CPA (U.B.A.)
C.P.C.E.C.A.B.A. Vo. 197 – Fo. 64

Information of the Banks	Surviving Bank	Non-surviving Bank

Name	Banco Macro S.A.	Banco Privado de Inversiones S.A.

Tax Identification Number (C.U.I.T.)	30-50001008-4	30-66323370-6

Registered domicile	Sarmiento 447 Ciudad Autónoma de Buenos Aires	Av. Leandro N. Alem 1110, 1º Piso Ciudad Autónoma de Buenos Aires

Core business	Commercial bank	Commercial bank

Date of incorporation at the Public Registry of Commerce	March 8, 1967	May 11, 1993

Date of expiration of the term	March 8, 2066	April 2, 2092

Date of closing of financial statements	December 31	December 31

Registered with the Public Registry of Commerce (IGJ) under number	9,777	3,832

CAPITAL COMPOSITION

BEFORE THE MERGER

(Figures denominated in Argentine Pesos)

Banco Macro S.A.				Banco Privado de Inversiones S.A.
Class of shares	Number of shares	Subscribed and paid-in		Class of shares	Number of shares	Subscribed and paid-in

“A”, common shares, of a nominal value of ARS 1, each, five votes	11,235,670	11,236		“A”, common shares, of a nominal value of ARS 1, each, one vote	86,659,000	86,659

“B”, common shares, of a nominal value of ARS1, each, one vote
- outstanding	573,249,498	573,249
- treasury	10,000,000	10,000
		594,485	(1)			86,659	(2)

(1)	ARS 594,485,168.

(2)	ARS 86,659,000. Includes 366,590 common shares of Macro Securities S.A. Sociedad de Bolsa and 366,590 common shares of Macro Fiducia S.A., all the other shares belong to Banco Macro S.A.

Merger consolidated special balance sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

(amounts denominated in Argentine Pesos)

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments (see Note 2.)	Banco Macro S.A. (after the merger)
ASSETS

A. CASH
Cash on hand	2,451,367	362		2,451,729
Due from banks and correspondents
- Argentine Central Bank	5,961,897	6,624		5,968,521
- Local others	13,591	197	(197)	13,591
- Foreign	294,691			294,691
Other	308			308
	8,721,854	7,183	(197)	8,728,840

B, GOVERNMENT AND PRIVATE SECURITIES
Holdings booked at market value	956,071			956,071
Holdings booked at amortized cost	345,427			345,427
Instruments issued by the Argentine Central Bank	350,607	79,537		430,144
	1,652,105	79,537		1,731,642

C. LOANS
To the non-financial government sector	586,349			586,349
To the financial sector
- Interbank financing (calls granted)	48,546			48,546
- Other financing to Argentine financial institutions	126,767	3,845		130,612
- Accrued interest, adjustments, foreign exchange and quoted price exchange differences receivables	1,927	2		1,929
To the non-financial private sector and foreign residents
- Overdrafts	4,242,281			4,242,281
- Documents	3,614,176			3,614,176
- Mortgage loans	1,439,935			1,439,935
- Pledged loans	905,051			905,051
- Personal loans	9,149,092			9,149,092
- Credit cards	4,364,439			4,364,439
- Other	4,706,073	8,911		4,714,984
- Accrued interest, adjustments, foreign exchange and quoted exchange differences receivables	526,709	200		526,909
Less: Unearned discount	(93,983)			(93,983)
Less: Allowances	(828,838)	(165)		(829,003)
	28,788,524	12,793		28,801,317

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Argentine Central Bank	461,630			461,630
Amounts receivable from spot and forward sales pending settlement	435,434			435,434
Securities and foreign currency receivable from spot and forward purchases pending settlement	129,844			129,844
Unlisted corporate bonds	80,326			80,326
Receivables from forward transactions without delivery of underlying asset	12			12
Other receivables not covered by debtors classification standards	757,490			757,490
Other receivables covered by debtors classification standards	130,005			130,005
Accrued interest receivables covered by debtors classification standards	515			515
Less: Allowances	(228,023)			(228,023)
	1,767,233			1,767,233

Merger consolidated special balance sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

(amounts denominated in Argentine Pesos)

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments (see Note 2.)	Banco Macro S.A. (after the merger)
E. RECEIVABLES FROM FINANCIAL LEASES
Receivables from financial leases	328,307			328,307
Accrued interest and adjustments	4,984			4,984
Less: Allowances	(6,585)			(6,585)
	326,706			326,706

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	773,355		(97,605)	675,750
Other	63,354	8		63,362
Less: Allowances	(311)			(311)
	836,398	8	(97,605)	738,801

G. OTHER RECEIVABLES
Receivables from sale of assets	6,195			6,195
Other	767,659	2,011	(75)	769,595
Accrued interest and adjustments on receivables from sale of assets	332			332
Other accrued interest and adjustment receivables	35			35
Less: Allowances	(8,744)	(327)		(9,071)
	765,477	1,684	(75)	767,086

H. BANK PREMISES AND EQUIPMENT, NET	593,558	2,987		596,545

I. OTHER ASSETS	263,373			263,373

J. INTANGIBLE ASSETS
Goodwill	72,841			72,841
Organization and development costs	206,088			206,088
	278,929			278,929

K. ITEMS PENDING ALLOCATION	4,501			4,501
TOTAL ASSETS	43,998,658	104,192	(97,877)	44,004,973

Merger consolidated special balance sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

(amounts denominated in Argentine Pesos)

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments (see Note 2.)	Banco Macro S.A. (after the merger)
LIABILITIES

L. DEPOSITS
From the non-financial government sector	6,771,268			6,771,268
From the financial sector	24,072		(197)	23,875
From the non-financial private sector and foreign residents
- Checking accounts	5,946,947	3		5,946,950
- Saving accounts	6,018,303			6,018,303
- Time deposits	12,717,720			12,717,720
- Investment accounts	149,325			149,325
-Other	695,067	465		695,532
- Accrued interest, adjustment, foreign exchange and quoted price differences payables	171,269			171,269
	32,493,971	468	(197)	32,494,242

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Argentine Central Bank
- Other	21,645			21,645
Banks and international institutions	273,968			273,968
Non-subordinated corporate bonds	523,176			523,176
Amounts payable for spot and forward purchases pending settlement	116,092			116,092
Securities and foreign currency to be delivered under spot and forward sales pending settlement	470,703			470,703
Financing received from Argentine financial institutions
- Interbank financing (calls received)	40,000			40,000
- Other financing received from financial institutions	13,724			13,724
- Accrued interest payables	52			52
Other	1,813,258		(75)	1,813,183
Accrued interest, adjustments, foreign exchange and quoted price differences payables	52,724			52,724
	3,325,342		(75)	3,325,267

N. OTHER LIABILITIES
Fees	7,076			7,076
Other	1,128,139	814		1,128,953
	1,135,215	814		1,136,029

O. PROVISIONS	98,289	5,305		103,594

P. SUBORDINATED CORPORATE BONDS	740,192			740,192

Q. ITEMS PENDING ALLOCATION	6,554			6,554
TOTAL LIABILITIES	37,799,563	6,587	(272)	37,805,878

Merger consolidated special balance sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

(amounts denominated in Argentine Pesos)

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments (see Note 2.)		Banco Macro S.A. (after the merger)
SHAREHOLDERS’ EQUITY

R. CAPITAL STOCK
- Outstanding common shares	584,485	86,659	(86,581	)(a)	584,563
- Treasury shares	10,000				10,000
	594,485	86,659	(86,581)		594,563

S. NON-CAPITALIZED CAPITAL CONTRIBUTION
- Share premiums	398,750				398,750
- Merger premiums			-	(b)
	398,750				398,750

T. ADJUSTMENTS TO SHAREHOLDERS’ EQUITY	4,511				4,511

U. COST OF ACQUISITION OF TREASURY SHARES			(78	)(c)	(78)

V. RESERVED EARNINGS	3,644,797	544	(544	)(d)	3,644,797

W. UNNAPROPRIATED RETAINED EARNINGS	1,556,552	10,402	(10,402	)(e)	1,556,552

TOTAL SHAREHOLDERS’ EQUITY	6,199,095	97,605	(97,605)		6,199,095

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,998,658	104,192	(97,877)		44,004,973

a)	Includes: (i) the deletion of common shares of Banco Macro S.A. (85.926) and of minority shareholders (733) in the Capital Stock of Banco Privado de Inversiones S.A. and (ii) the increase in the Capital Stock due to the issue of shares of Banco Macro S.A. to be swaped with minority shareholders of Banco Privado de Inversiones S.A. (78).

b)	Includes the initial recognition of a merger premium (748), for the difference between the equity value of the shares of Banco Privado de Inversiones S.A. held by minority shareholders (826) and the nominal value of the shares to be delivered to such shareholders in swap for the merger (78) and the immediate deletion, since as Banco Macro S.A. controls such minority shareholders (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa), the holding of such shares by the controlled companies is essentially equivalent to the controlling company holding its own treasury shares and, according to the provisions of Section 1.2.i) of FACPCE Technical Resolution No. 21 and General Resolution No. 562 of the Argentine Securities Commission, the controlling company shall register the accounting value of the shares as a reduction of the Shareholders’ Equity.

c)	Consists of a reduction in the shareholders’ equity for the nominal value of the shares issued to be delivered to minority shareholders of Banco Privado de Inversiones S.A. (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa – companies controlled by Banco Macro S.A. -) (78) as per the treatment applied by current legal and professional accounting standards to shareholdings of controlled companies in their controlling companies, as explained in b) above.

d)	Includes the deletion of the equity value for Banco Macro S.A.’s shareholdings (539) and minority shareholders of Banco Privado de Inversiones S.A. (5) in reserved earnings.

e)	Includes the deletion of the equity value of Banco Macro S.A. (10.314) and of minority shareholders (88) in Unappropriated Earnings of Banco Privado de Inversiones S.A.

Merger consolidated special balance sheet of Banco Macro S.A.

and Banco Privado de Inversiones S.A. as of December 31, 2012

(amounts denominated in Argentine Pesos)

	Banco Macro S.A. (before the merger)	Banco Privado de Inversiones S.A. (non- surviving bank)	Deletions and adjustments (see Note 2.)	Banco Macro S.A. (after the merger)
MEMORANDUM ACCOUNTS

DEBIT BALANCE ACCOUNTS	34,516,450	13,007		34,529,457

Contingent	8,960,163	13,000		8,973,163
Guarantees received	8,557,643	13,000		8,570,643
Other not covered by debtors classification standards	165			165
Contingent debit-balance contra accounts	402,355			402,355

Control	25,169,946	7		25,169,953
Receivables classified as irrecoverable	953,335			953,335
Other	23,718,970	7		23,718,977
Control debit-balance contra accounts	497,641			497,641

Derivatives	386,341			386,341
Notional value of forward transactions without delivery of underlying asset	56,045			56,045
Interest rate swaps	127,918			127,918
Notional value of put options taken	85,000			85,000
Derivatives debit-balance contra accounts	117,378			117,378

CREDIT-BALANCE ACCOUNTS	34,516,450	13,007		34,529,457

Contingent	8,960,163	13,000		8,973,163
Credit lines granted (unused portion) covered by debtors classification standards	19,669			19,669
Other guarantees provided covered by debtors classification standards	131,488			131,488
Other guarantees provided not covered by debtors classification standards	153,762			153,762
Other covered by debtors classification standards	97,436			97,436
Contingent credit-balance contra accounts	8,557,808	13,000		8,570,808

Control	25,169,946	7		25,169,953
Checks to be credited	497,641			497,641
Control credit-balance contra accounts	24,672,305	7		24,672,312

Derivatives	386,341			386,341
Notional value of put options sold	14,713			14,713
Notional value of forward transactions without delivery of underlying asset	102,665			102,665
Derivatives credit-balance contra accounts	268,963			268,963

The accompanying notes 1 through 21 of the merger consolidated special balance sheet are an integral part of these consolidated statements and must be read jointly with these statements and with the individual audited financial statements of Banco MacroS.A. and Banco Privado de Inversiones S.A. as of December 31, 2012.

1.	PURPOSE OF THE MERGER CONSOLIDATED SPECIAL BALANCE SHEET

On March 7, 2013, the Board of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A. (hereinafter, the Banks) have executed a “Preliminary Merger Agreement”, whereby Banco Macro S.A. will take over Banco Privado de Inversiones S.A., effective as from January 1, 2013 based on the financial statements of the Banks as of December 31, 2012. Such preliminary merger agreement and the consolidated balance sheet of merger are subject to the approval of the respective Shareholders’ Meetings of both Banks.

This merger consolidated special balance sheet is prepared to be submitted to the Argentine Central Bank (BCRA) in accordance with BCRA’s Communiqué “A” 2241, as supplemented, to the Buenos Aires’ Stock Exchange, (B.C.B.A.), to the Public Registry of Commerce (I.G.J.) and to the Argentine Securities Commission (C.N.V.), to supplement the documents submitted in the request for administrative approval of merger, and its purpose is to prove the financial position of the company as of December 31, 2012 if both Banks would have operated on a consolidated basis and, therefore, it should not be understood that both Banks operated or could have operated on a consolidated basis as of that date.

2.	BASIS OF CONSOLIDATION OF THE MERGER CONSOLIDATED SPECIAL BALANCE SHEET

The merger consolidated special balance sheet as of December 31, 2012 has been prepared taking into account the amendments indicated in the following paragraph, based on the information included in the audited financial statements of the Entities for the year ended as of that date, which were duly approved by the Board of Directors of the respective Banks. Such financial statements have been prepared in accordance with accounting principles issued by the Central Bank and, except for note 7 to the merger consolidated special balance sheet, in accordance with Generally Accepted Accounting Principles in Argentina applicable in the city of Buenos Aires.

The consolidation of the balance sheets of both banks has been made line by line, making the following deletions and adjustments:

v.	Deletion of debit and credit balances of transactions between the Banks as of the date of the merger consolidated special balance sheet for 272.

vi.	Deletion of the shareholding considered at equity value (direct and indirect) of Banco Macro S.A. in Banco Privado de Inversiones S.A. against Shareholders’ Equity accounts of the latter for 96,779 and 826, respectively. Taking into account that Banco Macro S.A. holds, directly and indirectly, 100% of the shares issued by Banco Privado de Inversiones S.A., the Shareholders’ Equity of this Bank was entirely deleted.

vii.	Increase in the capital stock as a result of the merger, as per the exchange ratio described in Note 21 to the merger consolidated special balance sheet, by means of the issuance of Banco Macro S.A.’s shares for 78, to be delivered under the swap to minority shareholders of Banco Privado de Inversiones S.A. The difference between the nominal value of the shares to be delivered to minority shareholders (78) and the equity value of such shares (826) was originally recorded under Merger premiums in the Shareholders’ Equity (748).

viii.	Reduction of shareholders’ equity (merger premium, 748 and Cost of acquisition of treasury shares, held by subsidiaries, 78) for the cost of issued shares (826) which is equivalent to the equity value, mentioned in the above paragraph, since, given that Banco Macro S.A. controls such minority shareholders (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa), the holding of such shares by controlled companies is essentially equal to the holding of treasury shares by the controlling company and, in accordance with Argentine Federation of Professional Council in Economic Sciences (FATCPCE)’s Technical Resolution No. 21 (Section 1.2.i) and CNV’s General Resolution No. 562, the controlling company will book the shares as a reduction in the Shareholders’ Equity.

This consolidated information of merger does not include the consolidated statements of income, changes in shareholders’ equity and cash flows and the presentation of comparative figures and certain supplementary information, which is included in the individual financial statements of Banco Macro S.A. and Banco Privado de Inversiones S.A. and in the consolidated financial statements of Banco Macro S.A. as of December 31, 2012, since such information is not required for Note 1. Then, this merger consolidated special balance sheet and the supplementary notes should be read together with the individual financial statements of the Banks as of December 31, 2012.

3.	OVERVIEW OF BANCO MACRO S.A.

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A.

The shares of Banco Macro S.A. have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Banco Macro S.A. acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such banks merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

Additionally, during fiscal year 2010, the Banco Macro S.A. acquired control over Banco Privado de Inversiones S.A. On August 15, 2012, the Domestic Trade Department of the Ministry of Economy and Public Finance, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 1, 2012, authorized the Bank to acquire 100% of the capital stock of Banco Privado de Inversiones S.A.

Banco Macro S.A. currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank’s objective to be a multi-services bank.

In addition, Banco Macro S.A. performs certain transactions through its subsidiaries Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. and Macro Fondos S.G.F.C.I.S.A.

4.	SPECIFIC ACTIVITIES OF BANCO MACRO S.A.

4.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019

As of December 31, 2012, the deposits of the Misiones Provincial Government amounted to 1,472,825 (including 39,518 related to court deposits).

4.2.	Agreement with the Salta Provincial Government

Banco Macro S.A and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2012, the deposits of the Salta Provincial Government amounted to 1,694,001 (including 177,611 related to court deposits).

4.3.	Agreement with the Jujuy Provincial Government

Banco Macro S.A and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2012, the deposits of the Jujuy Provincial Government amounted to 717,115 (including 88,244 related to court deposits).

4.4.	Banco del Tucumán S.A.

Banco del Tucumán S.A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of December 31, 2012, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 1,296,416 (including 399,832 related to court deposits).

4.5.	Uniones Transitorias de Empresas (Joint_Ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, Banco Macro S.A. entered into a joint venture agreement with Montamat & Asociados S.R.L. under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between Banco Macro S.A. and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

On August 15, 2012, the parties agreed to amend the agreement mentioned in the previous paragraph whereby, among other clauses, currently Banco Macro S.A. and Gestiva S.A. hold 5% and 95% interests, respectively.

As of December 31, 2012, the net assets of such joint ventures recorded in the Bank’s consolidated financial statements through the proportionate consolidation method amounted to 10,686.

Also, as of December 31, 2012, the net income recorded through the method mentioned in the previous paragraph, amounted to 32,542.

4.6.	Portfolio management

As of December 31, 2012, Banco Macro S.A. manages the following portfolios:

Portfolio managed as of
Description	12/31/2012

• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by Banco Macro S.A.) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,053

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,274

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)” entered into on March 27, 2001, between such Agency and the former Bank.	89,477

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	77,767

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,085

• On November 22, 2012, the Bank (trustor) and Macro Fiducia SA (trustee), created the financial trust “SECANE”; in the trust agreement the trustor assumes the role of collection agent, administration and custodian.	93,566

• Other portfolios managed by Banco Macro S.A.	83,369

Total	458,591

(a)	By means of Resolution No. 523 of August 20, 2002, the Board of Governors of the Argentine Central Bank ordered the deletion of certain privileged liabilities and identical amounts for certain assets, both in Scotiabank Quilmes S.A. (S.B.Q.), authorizing the transfer of 35% of the total assets and liabilities excluded for the benefit of former Bansud S.A. Additionally, such Resolution authorized former Banco Bansud S.A. to incorporate 36 branches as its own that, as of that moment, belonged to S.B.Q.

4.7.	Mutual funds

As of December 31, 2012, Banco Macro S.A., in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Assets (1)

Pionero Pesos	326,311,961	540,302	401,000
Pionero Renta Ahorro	122,767,869	258,876	245,524
Pionero F F	146,170,058	269,037	260,407
Pionero Renta	43,198,378	192,275	190,966
Pionero Acciones	1,225,855	3,309	3,225
Pionero Renta Dólares	11,770	28
Pionero Empresas F.C.I. Abierto PYMES	100,000	104	101
Pionero Consumo	100,000	99
Argenfunds Ahorro Pesos	184,863,777	203,731	202,519
Argenfunds Renta Privada	134,337,685	139,254	140,565

(1)	The assets of the funds which are included in Items in custody.

4.8.	Trust agreements

Banco Macro S.A. is related to different types of trusts. Below are the different trust agreements, according to the Bank’s business purpose:

4.8.1.	Interest in trusts for investment purposes

As of December 31, 2012, the amounts recorded in the merger consolidated special balance sheet for certificates of participation (net of allowances for 223,832) and debt securities held in financial trusts under “Other receivables from financial intermediation – Other receivables not covered by debtors classification regulations” amounted to:

Financial trust	12/31/2012

Certificates of participation:
TST & AF (a)	57,731
Frávega Créditos I and II (b)	50,977
Other	3,163
Subtotal certificates of participation	111,871

Financial trusts (continued)	12/31/2012

Debt securities:
Underwriting agreements (c)	238,182
Loma Blanca (d)	76,350
Other (e)	107,223
Subtotal debt securities	421,755
Total	533,626

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully disposed of. As of December 31, 2012, Banco Macro S.A. is the direct beneficiary of 53.34% and indirect beneficiary (through its subsidiary Macro Bank Limited) of 100% of the certificates of participation issued by TST & AF Trust.

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust.

According to the latest accounting information available as of the date of the issuance of these consolidated financial statements, the corpus assets amounted to about 119,259.

(b)	Frávega Créditos I y II Trusts

On June 28, and December 20, 2012, Frávega S.A.C.I. e I. as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into two trust agreements called Frávega Créditos I and Frávega Créditos II, respectively, whereby each trust issued Class “A” and Class “B” certificates of participation.

The purpose of both trusts is to pay the certificates of participation in full once the loans transferred by the trustor have been collected (securitization transaction). Upon expiration of the trusts, the holders of Class “B” certificates of participation will receive the remaining receivables.

As of December 31, 2012, Banco Macro S.A. is the beneficiary of 100% of the Class “A” certificates of participation issued by the trusts Frávega Créditos I and Frávega Créditos II.

According to the latest accounting information available as of the date of issuance of these consolidated financial statements, the corpus assets totaled around 81,903.

(c)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by Banco Macro S.A. through underwriting agreements (Consubond, Accicom and Pvcred, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(d)	Loma Blanca Trust

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into a trust agreement called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists on the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut.

As of the date of issuance of these consolidated financial statements, the Class “A” debt securities acquired by Banco Macro S.A. account for 14% of the trust issues. The final amortization of such debt securities will operate on March 16, 2016.

According to the latest accounting information available as of the date of this merger consolidated special balance sheet, the corpus assets totaled around 500,845.

(e)	Other

It includes, among others, the following trusts:

i)	Trust created by Presidential Decree 976-01: the trust manages the collection of certain taxes for the purpose of developing infrastructure projects.

ii)	Chubut oil & gas royalties Trust: the trust manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

iii)	TATSA (formerly SAETA): It manages the credit transferred by the trustor, resulting from the sale agreement of passenger transport units with the purpose of financing their manufacturing. As of December 31, 2012, Banco Macro S.A. is a direct beneficiary of 100% of the debt securities and certificates of participation included in “Others”, issued by the trust.

iv)	Galtrust I financial Trust: it manages investments in federal government securities for the purpose of settling the securities issued by the trust.

4.8.2.	Trust created using financial assets transferred by Banco Macro S.A.

Banco Macro S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier.

As of December 31, 2012, considering to the latest accounting information available as of the date of these merger consolidated special balance sheet, the managed assets through Macro Fiducia S.A. (controlled company) of these trusts amount to 7,147.

4.8.3.	Trusts as collateral for the loans granted by Banco Macro S.A.

As it is common in the Argentine banking market, Banco Macro S.A. requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2012, considering the latest accounting information available as of the date of these merger consolidated special balance sheet, the managed assets of Macro Fiducia S.A. and Banco del Tucumán S.A. (controlled entities) amount to 667,866.

4.8.4.	Normal trust activities of Banco Macro S.A. (as trustee)

Banco Macro S.A. performs management duties in relation to the corpus assets directly according to the agreements performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

-	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements;

-	Promoting the production development of the private economic sector at a provincial level; and

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2012, considering the latest accounting information available as of the date of these merger consolidated special balance sheet, the assets managed by Banco Macro S.A. amount to 400,026.

5.	BASIS FOR THE PRESENTATION OF THIS MERGER CONSOLIDATED SPECIAL BALANCE SHEET

The financial statements of the Banks as of December 31, 2012 are denominated in thousands of Argentine Pesos, were prepared with the accounting records of each Bank and in accordance with the generally accepted accounting principles established by the BCRA and the Argentine professional accounting standards applied in the city of Buenos Aires (see Note 7).

5.1.	Restatement into constant pesos

Professional accounting standards in Argentina establish that financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE Technical Resolution No. 6.

The financial statements of each Bank reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003 664/2003, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003. The effects of failing to recognize the variations in the purchasing power of the currency as of such date have not been substantial in connection with the financial statements taken as a whole.

5.2.	Use of estimates

The preparation of Consolidated Financial Statements requires the Bank to make, in certain cases, estimates and assumptions to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosures thereof, as of each balance sheet date. The Banks’ records are based on the best estimate regarding the probability of occurrence of different future events and, thereof, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

5.3.	Valuation methods

The main valuation methods used to prepare these merger consolidated special balance sheet were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank’s dealing room.

b)	Government and private securities:

b.1)	Government securities – Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by Banco Macro S.A. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As of December 31, 2012, the present value calculated by Banco Macro S.A. for these securities amounts to 352,521.

b.3)	Instruments issued by the Central Bank – Holdings booked at reasonable market value:

They were valued at the quoted price as of the last respective business day.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition amortized cost, exponentially applying the internal rate of return as per their issuance terms and conditions.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2012, the present value reported by the Central Bank for these securities amounted to 272,589.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis, once the interest previously accrued haven been paid.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 5.3.c).

e.2)	Deposits and other assets and liabilities: The CER as of the last respective day was applied.

f)	Allowance for loan losses and provision for granted guarantees:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank’s credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented, and the Banks’ provisioning policies.

Banco Macro S.A. assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts granted guarantees are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price as of the last respective business day, plus the related accrued interest.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility: they were valued at the effective quoted prices for each of them at the last respective business day.

ii.	Without volatility: they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 5.3.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as supplemented, considering the quoted price of the underlying assets (government securities) as of the last respective business day, in the appropriate proportion.

iii.	Certificates of participation in TST & AF financial trust: they were valued by the equity method, considering the residual value of the goodwill arising from the excess of the investment cost over its book value.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 5.3.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds issued:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué “A” 4414 and supplementary regulations.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 5.3.a), as the case may be.

i)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, Receivables from financial leases were valued at the discounted price of the aggregate amount of outstanding minimum installments (excluding contingent payments), of the residual value previously agreed and of the purchase options, in financial leases in which Banco Macro S.A. is the lessor. The discounted price is calculated by applying the imputed interest rate of each lease agreement.

As of December 31, 2012, effective financial leases do not represent significant balances with respect to the aggregate financing granted by Banco Macro S.A. Additionally, the characteristics of such leases are usual for these types of transactions, and there are no other issues making them different from the general Argentine financial market conditions. These transactions are atomized among Banco Macro S.A.’s clients and there are no automatic renewal clauses or pre-agreed contingent payments.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized entities: they were valued at equity value.

As of December 31, 2012, Banco Macro S.A. has the following shareholdings in other controlled financial institutions, supplementary and authorized activities (excluding Banco Privado de Inversiones S.A.):

	Direct interest of Banco Macro S.A.				Direct and indirect interests of Banco Macro S.A.
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital Stock	Possible votes	Capital Stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Consolidates with Sud Asesores (ROU) S.A. (Percentage of votes 100% – Equity value 283).

(b)	Consolidates with Macro Fondos S.G.F.C.I. S.A. (Percentage of votes and Equity value 80.90%).

(c)	The indirect interest of Banco Macro S.A. derives from Macro Fiducia S.A.

j.2)	In other non-controlled financial, supplementary and authorized entities:

i.	In Pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 5.1., as applicable.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into Pesos.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	Other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 5.1., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 5.1., as applicable, less the related accumulated depreciation calculated based on their estimated useful life.

l)	Intangible assets:

Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 5.1., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last respective business day.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which Banco Macro S.A. agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

m.4)	Put options taken: valued at the agreed-upon exercise price.

See also Note 12.

n)	Severance payments:

The Banks charge these payments directly to expenses.

o)	Provisions included in liabilities:

The Banks carry certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 5.3.a).

q)	Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 5.1., except for the “Capital Stock” account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 5.1. was included in the “Adjustments to Shareholders’ Equity”.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock” (see also Note 10).

q.3)	Special reserve for subordinated corporate bonds: related to the reserve created to pay the financial services of subordinated corporate bonds issued by Banco Macro S.A. (see Note 11.a.1). This reserve is reversed on a monthly basis as the related interest is recorded in the related statement of income.

6.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

As required by Central Bank’s rules, the Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2012, Banco Macro S.A. estimated an income tax expense of 760,000. No minimum presumed income tax should be estimated for the year ended on that date. In addition, as of December 31, 2012, Banco Macro S.A. made income tax prepayments for 433,770 for fiscal year 2012, which were recorded in the “Other receivables” account and will be allocated to the tax determined in the 2012 tax return.

As of December 31, 2012, Banco Privado de Inversiones S.A. has not accrued income tax as it estimates it will incur a tax loss as of such date, and therefore, recorded a provision for presumed minimum income tax of 210. Such estimated net operating losses amounted to 19,581. Also, as of December 31, 2012, the Bank recorded (i) a credit for presumed minimum income tax for 3,251, which has been entirely provisioned, (ii) advances of such tax for 120 for fiscal year 2012, and (iii) a credit balance of 160, which were recorded in Other receivables.

7.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES.

The term “Argentine Professional Accounting Standards Effective in the City of Buenos Aires” means the accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and approved by the Professional Council of the City of Buenos Aires (CPCECABA), except for the standards included in Technical Resolution No. 26 “Adoption of International Financial Reporting Standards of the International Accounting Standards Board and of International Financial Reporting Standards for Small and Medium-Size Entities”.

These standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those valuation standards, which the Bank identified and deemed material to this consolidated balance sheet of merger, are as follows:

7.1.	Valuation standards

The main items of the Banks presenting differences in valuation aspects as of December 31, 2012, are as follows:

Item	Adjustments to shareholders’ equity

Government securities and assistance to the government sector (a)
Holdings of government securities booked at amortized cost	6,300
Instruments issued by the Central Bank booked at amortized cost	63
Guaranteed loans – Presidential Decree No. 1,387/01	(16,350)
Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(102,276)
Other	(62,762)
Shareholdings in other companies (c)	16,719
Deferred assets – Income tax (d)	67,950
Other assets (e)	(477)
Liabilities - Provisions (f)	(59,351)
Total	(150,184)

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 5.3.b.2), 5.3.b.4) and 5.3.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas professional accounting standards require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company’s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company’s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank’s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired bank and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired bank’s assets subject to depreciation and amortization.

(c)	Banco del Tucumán S.A. (a company controlled by Banco Macro S.A.) prepares its financial statements in accordance with the standards set forth by Central Bank, which are different from professional accounting standards.

(d)	Income tax: Banco Macro S.A. and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable , either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under professional accounting standards a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	Banco Macro S.A. recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	Banco Macro S.A. the Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If the professional accounting standards had been applied, Banco Macro S.A.’s shareholders’ equity as of December 31, 2012 would have been reduced by about 150,184, respectively.

7.2.	Reporting standards

a)	The Banks have not classified their assets and liabilities into current and non-current on the basis of the date on which assets are expected to be converted into cash or cash equivalents and on which liabilities become due and payable, as required by current professional accounting standards.

b)	Banco Macro S.A. has not offset the provision for income tax against the advanced income tax payments. As required under professional accounting standards, the related items should be reported at the net value if the future offsetting is legally feasible and there is an intention or obligation to make such offsetting.

c)	The Banks have presented as supplementary information the information specifically established by the Central Bank’s rules. Such rules do not contemplate all reporting requirements of current professional accounting standards, such as the reporting of expiration dates of all receivables and payables, together with interest rates or indexations, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies of assets and liabilities at closing, etc.

8.	RESTRICTED AND PLEDGED ASSETS

As of December 31, 2012, the following assets of the Banks are restricted:

Item	12/31/2012

Government and private securities

• Argentine Government Bond in Argentine Pesos at Private Badlar + 275 basis points, maturing in 2014, used as security in favor of SEDESA. (1)	88,984

• Argentine Government bond in Argentine Pesos at private Badlar + 275 basis points, maturing in 2014 as of December 31, 2012, used to perform forward foreign currency trading transactions.	5,322

Item (contd.)	12/31/2012

Government and private securities (continued.)

• Secured Bonds under Presidential Decree No. 1,579/02 provided as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (B.I.C.E.).	35,906

• Argentine Government bond in Argentine Pesos at private Badlar + 275 basis points, maturing in 2014, used as security for the role of custodian of FGS (sustainability guarantee fund) investment securities.	35,768

• Other government and private securities	13,830

Subtotal government and private securities	179,810

Loans

• Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions intended for the production sector under the Bicentennial Production Financing Program.	37,664

Subtotal Loans	37,664

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	461,630

• Interests resulting in contributions made in the Bank’s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Compañía General de Avales S.G.R. (formerly Macroaval S.G.R.), with an original contribution of 5,000 made on December 28, 2011.	5,460
- Risk Fund of SGR, with an original contribution of 20,000 made on December 13, 2012.	20,000
- Risk Fund of Los Grobo S.G.R., with an original contribution of 20,000 made on December 12, 2012.	20,000

Subtotal Other receivables from financial intermediation	507,090

Other receivables

• Security deposits related to credit card transactions.	46,080
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827

Item (contd.)	12/31/2012

Other receivables (contd.)

• Other security deposits	5,873
Subtotal Other receivables	52,780

Total	777,344

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

9.	TRANSACTIONS WITH RELATED PARTIES

The balances from transactions performed with subsidiaries and related parties are as follows:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2012

ASSETS

Cash		3,692			3,692
Loans				137,809	137,809
Other receivables from financial intermediation			3,208	107,965	111,173
Receivables from financial leases			6,542	1,937	8,479
Items pending allocation	39				39

Total assets	39	3,692	9,750	247,711	261,192
LIABILITIES

Deposits		481	7,454	489,273	497,208
Other liabilities from financial intermediation			1,959		1,959

Total liabilities		481	9,413	489,273	499,167

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2012

MEMORANDUM ACCOUNTS

Debit balance accounts – Contingent				64,596	64,596

Debit balance accounts – Control		11,270		278,727	289,997

Credit balance accounts – Contingent	923		2,213		3,136

Credit balance accounts – Derivatives				2,060	2,060

(1)	Related to receivables from and payables to other related parties to Banco Macro S.A. and its subdivides for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

10.	CAPITAL STOCK

The subscribed and paid-in capital stock as of December 31, 2012 is as follows:

	Banco Macro S.A.	Banco Privado de Inversiones S.A

Issued, subscribed and paid-in capital stock	594,485	86,659
Registered with the Public Registry of Commerce	594,485	86,559
Authorized to be listed by the Argentine Securities Commission	594,485	-

As mentioned in Note 19, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including those of Banco Macro S.A., were affected. On September 15, 2011, the Board of Directors decided to repurchase its own common registered Class B shares. In consequence, during fiscal year 2011, the Bank acquired a total of 10,000,000 Class B shares of common stock, with a face value of Ps 1 and entitled to one vote for a total amount of 92,919.

Therefore, as of December 31, 2012, the outstanding capital stock of Banco Macro S.A. amounted to 584,485.

11.	CORPORATE BONDS ISSUANCE

The amounts recorded in the merger consolidated special balance sheet related to corporate bonds are as follows:

Corporate bonds	Original face value			Remaining of face value as of 12/31/2012		12/31/2012

Subordinated – Class 1	US$	150,000,000	(a.1)	US$	150,000,000	740,192

Non-subordinated – Class 2	US$	150,000,000	(a.2)	US$	106,395,000	541,705

Total						1,281,897

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting of Banco Macro S.A. approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of US$ 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of US$ 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4,576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576 (see Note 5.3.q.3)).

Banco Macro S.A. used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of US$ 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, Banco Macro S.A. has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.2).

12.	DERIVATIVE FINANCIAL INSTRUMENTS

Banco Macro S.A. enters into various transactions involving derivative financial instruments, in accordance with the definitions included in the rules of the Central Bank and in current Argentine professional accounting standards of the City of Buenos Aires. Such instruments include:

-	Forward transactions of foreign exchange and securities.

-	Forward transactions without delivery of the underlying asset.

-	Options.

-	Interest rate swaps.

Such transactions were valued as indicated in Notes 5.3.h.1), 5.3.h.2) and 5.3.m).

The figures of transactions as of December 31, 2012 are as follows:

Transaction	12/31/2012

Net repo position	(324,454)

Net forward transactions without delivery of underlying asset (a)	25,253

Interest rate swaps (b)	85,000

Put options taken on BODEN 2013 coupons (c)	14,713

Put options sold (d)	56,045

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions including swap agreements entered into with the Central Bank entitling Banco Macro S.A. to collect on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 85,000. In the event that the difference between the rates is negative, Banco Macro S.A. shall be required to pay the difference. The agreements will expire between April 30, 2013, and October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	Related to put options on BODEN coupons provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Related to a put option taken of trust securities to be issued by the financial trust Best Consumer Finance Series XXVI, which may be received by Banco Macro S.A. as payment of the assignment value established in the agreement executed on November 28, 2012, with Banco de Servicios y Transacciones S.A. The initial price was set at 55,000, which will accrue a minimum applicable rate of 21%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. The Bank has not exercised the option as of the date of this merger consolidated special balance sheet.

13.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.8289% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10,539 of February 28, 2013.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to Banco Macro S.A.

14.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, Banco Macro’s shareholder’s equity exceeds the minimum amount required.

15.	MINIMUM CASH RESERVE AND MINIMUM CAPITAL REQUIREMENT

15.1.	Accounts related with compliance of minimum cash reserve:

The items computed by the Banks to comply with minimum cash reserve in December 2012 are detailed below, indicating the balances as of month-end of the related accounts:

Item	Banco Macro S.A.	Banco Privado de Inversiones S.A.

Cash

Balances in accounts maintained with the Central Bank	5,961,897	6,624

Other receivables from financial intermediation Special guarantee accounts with the Central Bank	461,630	-

Total	6,423,527	6,624

15.2.	Minimum capital requirement:

Below is a description of minimum capital requirements for credit risk, interest rate risk, market risk and operational risk measured on an individual basis effective for December 2012, together with its integration (computable equity) as of such month-end:

Item	Banco Macro S.A.	Banco Privado de Inversiones S.A.

Total minimum capital requirement	3,735,623	5,323

Minimum capital requirement	-	15,000

Integration (computable equity)	5,509,813	96,358

Excess of integration	1,774,190	81,358

By means of Communiqué “A” 5369, as supplemented, effective as from January and February 2013, the Central Bank introduced modifications to the current minimum capital methodology, both in connection with minimum capital requirements and with integration, respectively.

Such amendments entail, in terms of requirements, among other things, changes in risk weighting and in the treatment of the retail and delinquent portfolio, incorporation of the credit risk coverage and credit conversion factor notions, deletion of the interest rate risk requirement (however, the Bank should still manage it) and changes in the computation of securitization, maintaining capital subject to the exposure level of the source bank.

In addition, in connection with computable equity, new criteria related with computable items were incorporated, changes to deductibles were made and new rules on minimum integration limits to be complied with by financial institutions were established.

Based on calculations and presentations made in February 2013 (related to January 2013), the changes mentioned above resulted in increases in the minimum excess capital in connection with such exposures as of December 31, 2012.

16.	RISK MANAGEMENT POLICIES

Within the framework of corporate governance policies, the Board of Directors of Banco Macro S.A. created a Risk Management Committee responsible for ensuring the establishment of an independent credit risk management, coordinating the management of different types of risks and the relevant responsible officers.

In this regard, the coordination of the Committee includes the heads of financial risk, credit risk and operation risk, which are in charge of implementing the guidelines contained in the Risk Management framework policy.

The Risk Management master policy establishes the environment for the implementation of the risk management process including the identification, measuring, monitoring and mitigation of risks. Likewise, it sets forth the responsibilities of each organizational level in the process.

The risk management process includes the definition by the Board of Directors of the accepted risk levels, the monitoring by responsible officers of compliance with such levels, the issuance of regular reports to the Risk Management Committee, the follow up of alerts and the application of action plans in connection with such alerts. In addition, the risk management process also defines the guidelines for the development of stress tests implemented during this year, based on an Action Plan approved by the Risk Management Committee.

In addition, the system is supplemented with specific policies and procedures for each of these risks (financial, credit and operational risks).

Financial risk

Financial risk is understood to be the group comprising Liquidity, Market and Interest Rate risks, which, independently or in an interrelated manner, can affect the Bank’s liquidity and solvency.

Definitions

Liquidity Risk is mainly understood to be the funding liquidity risk, defined as Grupo Macro being unable to efficiently meet cash flows that are both expected and unexpected, current and noncurrent and with guarantees, without hindering daily operations or the financial situation. Market Liquidity Risk is understood to be the risk that the Bank may not be able to offset or unwind a position at market price.

Market Risk is defined as the possibility of incurring losses in on- and off-balance sheet positions as a result of adverse fluctuations in the market price for various assets.

Interest Rate Risk is defined as the possibility that there may be changes in the Bank’s financial situation as a result of fluctuations in the interest rates, which may have adverse effects on the Bank’s net financial income and financial value.

Process

The Bank has strategies, policies and limits defined for each exposure which have been approved by the Board of Directors within the framework of Market, Liquidity and Interest Rate Risk management. These are also applicable to the subsidiaries in a consolidated framework. This process is reviewed periodically by the Risk Management Committee in accordance with the guidelines set forth by Central Bank Communiqué “A” 5203 and the adjustments or amendments approved by the Board of Directors.

The purpose of the Financial Risk Policy is to ensure that the Risk Management Committee and Senior Management have the proper procedures, tools and information enabling them to measure, manage and control the applicable risks.

The Risk heads will report to the Assets and Liabilities (CAP) and the Risk Management Committees on a monthly basis on the financial risk exposure and the effects that may be caused in the Bank’s financial margin. A set of predetermined reports is prepared enabling a clear comparison between the existing exposure and the policy limits

The CAP is in charge of setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

The Financial Risk area uses the following instruments in preparing its reports: sensitivity analysis, stress tests, index curves and other simulations. The adoption of measures regarding the detected departures based on the information provided is left to Senior Management’s discretion, for which it must take into consideration several factors such as the market conditions or the complexity and variety of transactions, considering the defined action plans. The Risk Management Committee learns about these situations and the plans implemented, analyzing the impact on risk exposure. As a result, it may require an explanation about the case from Senior Management or, based on its survey, recommend adjustments to the policies, procedures and limits to the Board of Directors.

The goal set by the Board of Directors is to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity is supported by an adequate planning process that considers the current and future cash needs, as well as possible changes in economic, political, regulatory conditions, among other.

This makes it necessary to identify forecast and possible cash outflows, as well as alternative strategies to handle assets and liabilities in critical situations.

The reports prepared contemplate the following aspects: changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; changes, rates and volatility of term deposits, and the participation of institutional investors; liquidity and interest rate risk; established limits and issuance of warnings.

The Bank evaluates the liquidity risk situation through different tools, some of which include:

-	Liquidity Test: this is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business,

-	Stress Tests: used to quantify the impact of individual or systemic illiquidity scenarios,

-	Mismatch control: the Risk Management Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios,

-	Assets and Liabilities Assumptions: in the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Market risk is evaluated by computing the value at risk (VAR), which consists in the maximum expected loss for a trading portfolio over a certain period of time and with a 99% confidence level.

The tool used for the interest rate risk is the computation of income at risk, which is used for measuring the risk of portfolios that accrue interest, measuring the impact of an adverse change in interest rates on income.

The Contingency Plans were adjusted during current fiscal year based on the Action Plan approved by the Risk Management Committee.

Credit risk

Credit risk results from the possibility of loss derived from customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

The Bank has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, managing and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions. The different Credit Committees and senior-level officers with customer-rating powers all participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of principal being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Department is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it controls the implementation and settlement of transactions and periodically reviews the classification of debtors and the debtors’ guarantees so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard.

Within the Credit Risk Department, the Analysis and Planning area’s duties involve monitoring risk exposure using tools such as alerts and indicators, which are used in preparing periodic reports that serve as a source of information for managing the portfolio by the Bank’s Management, the Credit Risk Department and the commercial areas.

The Prelegal Recovery Department defines and carries out the recovery tasks involving the arrears portfolio.

It should be noted that by including the Legal Recovery Department within the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the risk stages, increasing the efficiency of the processes completing the credit cycle.

Additionally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

Pursuant to the guidelines of Central Bank Communiqué “A” 5203, related to risk management, the following systems for managing credit risk were also adjusted and updated:

-	Depository of financial statements and quantitative and qualitative information on corporate customers for the purpose of unifying and homogenizing the historical data of qualified customers, while creating a data reservoir that allows for the improvement of the control processes and grants access to the necessary information for implementing expected loss and rating models,

-	Rating and scoring models that allow assigning a credit rating to each client, assessing the risk/profit relationship for each transaction and customer, and preparing follow-up guidelines, estimating probabilities of default,

-	Implementation of specific software for modeling information and decision engines to process scoring and rating models at the stipulated frequency,

-	Definition of policies, Credit Risk Tolerance Limits and action plans in case of excess or contingency situations,

-	These projects will be accompanied by changes in the Risk Department and the strengthening thereof through the addition of human resources and specific training.

Stress tests

The development of the Stress Test Program was established and planned. The process includes documenting and formalizing the program, including the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also provides for the development of a Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

Operational risk

The Bank adopted the definition of Operational risk under the Basel 2 Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events.

This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk. There is a Risk Management Committee, which main mission is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal year 2012, the Bank began working on a quantitative approach to measure Operational Risk and Technological Risk, which includes:

-	assessing all relevant processes,

-	integrating the operational and technological risk assessment models,

-	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses,

-	the quantitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth,

-	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database,

-	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management, y

-	the methodology through which the IT areas identify, assess, control and report the risks related to the Bank’s information assets and to specific circumstances, generating information taken into account in future decisions.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

The Bank has an incentive policy to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products.

In addition, the implementation of improvements on the different functions of the risk management system also continued.

17.	CORPORATE GOVERNANCE TRANSPARENCY POLICY

As a financial institution, Banco Macro S.A.’s business activity is governed by Financial Institutions Law No. 21.526, as supplemented, and the regulations issued by the Central Bank. Moreover, the Bank adheres to the good banking practices laid out in Central Bank Communiqué “A” 5201 – Guidelines for Corporate Governance in Financial Institutions.

Banco Macro S.A. makes public offerings of securities at the Buenos Aires’ Stock Exchange, so it is subject to the regulations issued by the CNV.

Through Resolution No. 606/12, the CNV approved the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Information Report on Corporate Governance together with the letter to the shareholders for the fiscal year; the report is available on the Bank´s website and that of such enforcement agency.

This regulation reinforces the notions contained in Presidential Decree No. 677/01 on the public offering transparency system (published in the Official Bulletin on May 28, 2001), establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial institutions and financial intermediaries”.

Moreover, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under Communiqué “A” 5293 are as follows:

•	Board of Directors, Senior Management and Committees

The Bank’s Board of Directors is made up of thirteen members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are appointed by the Shareholders’ Meeting.

Five directors are independent, according to the guidelines set by CNV regulations, section 4, chapter XXI, and the provisions of Central Bank Communiqué “A” 5201.

Directors should be morally suitable, experienced, knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

In this regard, through its CREFI (Creation, Operation and Expansion of Financial Institutions) circulars, the Central Bank establishes the assessment criteria used for granting the authorization to the directors appointed by the Shareholders’ Meeting.

The Board of Directors delegates the usual affairs related to management and corporate activities to an Executive Committee with the assignment of specific duties as defined in the Bank’s bylaws.

•	Ownership structure

As of December 31, 2012, Banco Macro S.A.’s shareholders are:

Full name/Corporate name	Percentage of capital stock	Percentage of votes

Brito Jorge Horacio	20.40	22.32

Carballo Delfín Jorge Ezequiel	18.79	20.53

ANSES F.G.S. Sustainability Guarantee Fund) under Law No. 26.425	30.97	28.79

Grouped shareholders (Argentine stock exchanges)	10.72	10.58

Grouped shareholders (foreign stock exchanges)	19.12	17.78

•	Organizational Structure

Senior Management

Two Deputy General Managers report to the Executive Committee, one is in charge of the commercial areas and the other one of the operating areas. Six first-line managers report to each deputy general manager. Additionally, Banco Macro S.A. has ten staff areas reporting directly to the Executive Committee.

Committees

The bylaws establish that the Board of Directors may create the committees it may deem convenient for the Bank’s activities and appoint its members. The following committees currently operate in the Bank:

Committee	Duties

Audit	They are established in Article 15 of Executive Decree No. 677/2001 – Public Offering Transparency Regime
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through the regular assessment thereof and contributing to enhance the effectiveness of the internal controls.
Risk Management	The Risk Management Committee is in charge of monitoring Senior Management’s activities as regards risks involving credit management, market, liquidity, operational, compliance and reputation, inter alia. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, conducting market analysis and fixing the policies on assets, market risk management, liquidity, interest rates and currency.
IT	Overseeing the proper operation of the information technology environment and contributing to improve the effectiveness thereof.
Receivables	Approving credit transactions on the basis of credit capacity.

Legal Recovery	Incumbent in defining payment arrangements that exceed predetermined parameters, as well as decisions involving transfer of portfolio to legal proceedings or removal from the accounts.
Employee Incentives	Ensuring that economic incentives for employees are consistent with the culture, goals, long term business, strategy and control environment of the Bank.
Ethics and Compliance	Ensuring that the Bank has adequate means with which to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Appointments	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code in the Bank and its subsidiaries.
Anti-Money Laundering	Planning and coordinating compliance with the policies set by the Board of Directors on the matter.

Branches

Banco Macro S.A. has a broad network of branches (399) throughout Argentina.

Subsidiaries

Banco Macro S.A. carries out certain transactions through the subsidiaries identified in Note 3.

Business Lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 3. and 4.8., respectively.

•	Incentive Practices

Banco Macro S.A. has a scheme of employee incentives based on the identification of the “outstanding performance” of the officers involved, in line with the results obtained and their manner of conducting management.

The incentives scheme is consistent with the culture, objectives, long-term business, strategy and control environment of the Bank and the prudent assumption of risks.

•	Codes of Ethics and Conduct

The Bank adheres to the best practices in the industry and requires all its employees to act according to the highest standards of personal and professional integrity in all aspects of their activities.

Additionally, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for directors and officers is supplemental to the Bank’s Code of Conduct.

•	Role as Financial Agent

The Bank is the financial agent of the Provinces of Misiones, Salta and Jujuy. Likewise, the Bank’s subsidiary, Banco del Tucumán S.A., is a financial agent for the Province of Tucumán and the Municipality of San Miguel de Tucumán. See also Notes 4.1. through 4.4.

•	Transactions with related parties – Conflicts of Interests Policy

As a licensed financial institution the Bank complies with the provisions and reporting requirements prescribed by the Argentine Financial and Foreign Exchange Institutions Law No. 21,526 and the regulations issued by the relevant Regulatory Agency (B.C.R.A.).

Pursuant to the provisions of laws (Argentine Companies Law No. 19,550), specific applicable regulations (Decree No. 677/01), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Banks reports on its related parties transactions in Notes to the consolidated financial statements. Such transactions are carried out under usual market conditions. See also Note 9.

Under Argentine laws in force, directors are required to perform their duties with loyalty and the diligence of a prudent business man. Directors are jointly and severally liable as against the Bank, the shareholders and third parties for misperformace of their duties, for breach of the law, by-laws and regulations, as the case may be, and are liable for damages resulting from fraud, abuse of authority or negligence.

A director’s duty of loyalty includes: (i) the prohibition of using corporate assets and confidential information to which he/she may have access for his/her own personal purposes, (ii) the prohibition of taking advantage, or allowing any other person to take advantage, either by action or omission, from the Bank’s business opportunities, (iii) the duty of acting as a director exclusively for the purposes established in the law, the by-laws of the Bank or the intention of the shareholders or the Board of Directors, and (iv) the duty of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

Directors must disclose to the Board of Directors and the Audit Committee any conflict of interest he or she may have in a transaction proposal and must abstain from voting on such matter.

•	Public Information

The information related to the Bank’s Corporate Governance is covered by the transparency policy contained therein, thus it is available for the public at large at the web site www.macro.com.ar (Información institucional e Inversores (Institutional Information and Investors), some guidelines are also disclosed in other Notes and exhibits to these Financial Statements. The Bank’s public information is also disclosed in B.C.R.A. website www.bcra.gob.ar and in C.N.V. website www.cnv.gob.ar.

18.	TAX CLAIMS

18.1	Banco Macro S.A.

The Argentine Federal Public Revenue Agency (A.F.I.P.) and the Provincial Tax Authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant tax claims pending to date are detailed below:

a)	A.F.I.P. challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years closed as of June 30 1995 to June 30, 1999, and the interim six-month period closed as of December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years closed as of December 31, 1998 to December 31, 2000).

The claim pending adjudication and on which A.F.I.P. bases its position is the impossibility of deducting credits that have collateral security, a matter that has been addressed by the Federal Administrative Tax Court (Tribunal Fiscal de la Nación) and the Argentine Supreme Court in similar cases, in both cases the decisions were favorable to the Bank`s position.

b)	The City of Buenos Aires Tax Authority (D.G.R. C.A.B.A.) claimed from Banco Macro S.A. a turnover tax deficiency for the fiscal year 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was ordered in 2009 in favor of the Bank.

In addition, there are other appeals pending before the Tax Court, but such appeals are not significant.

18.2	Banco Privado de Inversiones S.A.

D.G.R. C.A.B.A. conducted a tax audit on Banco Privado de Inversiones S.A. for the tax periods 2002 and 2003, claiming turnover tax deficiencies in relation to the treatment to be afforded to foreign exchange differences and the compensation bond.

On March 31, 2008, D.G.R. C.A.B.A. issued a tax assessment sua sponte. On April 22, 2008, the Bank filed an administrative appeal seeking the reversal of the assessment with D.G.R. C.A.B.A..

On September 23, 2008, D.G.R. C.A.B.A. granted the appeal and partially re-assessed the tax. On October 15, 2008, the Bank filed an administrative hierarchical with the Ministry of Economy of the City of Buenos Aires.

On February 25, 2009, the Bank filed a complaint with the Administrative Litigation Court of the City of Buenos Aires; the proceedings as still pending at the evidentiary stage.

Simultaneously, the Government of the City of Buenos Aires (G.C.A.B.A.) commenced tax collection enforcement proceedings and obtained a preliminary attachment of 827. On August 6, 2009 the Bank filed the relevant defenses.

On May 6, 2010 the Bank moved the case to be declared non-suit for failure of G.C.A.B.A. to prosecute the case. On October 30, 2012 an appeal was filed with the Argentine Supreme Court, such appeal is still pending.

In October 2010 G.C.A.B.A. filed a complaint seeking collection of the money sanction subject matter of the aforementioned case. The Bank raised defenses denying G.C.A.B.A.’s claim.

Both Bank’s Management and their legal and tax advisors believe that there are no additional significant effects apart from those already acknowledged in the accounting records that may arise from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, IN THE FINANCIAL SYSTEM AND CAPITAL MARKET AND IN THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty as to its future evolution as a consequence of the shrinking growth levels, the volatility of financial assets and of the foreign exchange market, and the higher unemployment rates, inter alia. On a domestic level, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators reflect a situation that differs from the aforementioned one. However, certain variables affecting the Bank´s costs have been subject to significant changes. In the last few months, prices of financial assets have also reflected high volatility, as well as an increase in the price of money. From a regulatory standpoint, foreign exchange regulations have increased and a new Capital Markets Law has been enacted in Argentina, which shall become in force upon its implementation.

In view of the above, the Banks’ Management permanently monitors any changes in the aforementioned situations in the international and domestic markets, in order to determine the possible actions to be taken and to identify any potential effects on assets and the financial situation, that should need to be reflected in the financial statements of future periods.

Litigation

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on its sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Argentine Federal Executive as regards the public emergency in political, economic, financial and foreign exchange issues, triggered litigation by way of so-called recursos de amparo (constitutional rights protection actions) filed by individuals and corporations against the Federal Government, B.C.R.A. and financial institutions, on the grounds that the so-called Public Emergency Law and its supplementary regulations were unconstitutional.

In the specific case of deposits denominated in foreign currency, courts ordered –in some cases- the reimbursement of such deposits in foreign currency or at the free market foreign exchange rate at the time of reimbursement until a final judgment was passed as to the constitutionality of the conversion into pesos.

Some of such litigation cases were heard by the Argentine Supreme Court, which issued –on an individual case basis and with different results- decisions on judgments rendered by lower courts.

On December 27, 2006, the Argentine Supreme Court reversed a lower court judgment that had ordered the reimbursement of deposits in US dollars and had decided that bank account holders were entitled to the reimbursement of their deposits at an exchange rate of 1.40 per 1 US dollar, adjusted by C.E.R. until the actual date of payment and, that interest should be applied to such amount at a 4% p.a., which could not be compounded through the payment date.

As to court deposits made in US dollars, on March 20, 2007 the Argentine Supreme Court ruled that the principal was to be reimbursement without any decrease in value thereof, and that sums had to be kept in their original currency.

As of December 31, 2012, Banco Macro S.A. recorded additional liabilities under the entry “Provisions” of liabilities in an amount of 10,719. The Bank’s Management believes that there are no additional effects to the ones already acknowledged in the accounting records, that could derive from the final outcome of such litigation.

20.	RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

a)	Pursuant to B.C.R.A.’s provisions, 20% of the fiscal year profits, plus/minus prior year adjustments and less accumulated losses as of the prior year end, if any, should be set aside as Statutory Reserve. Consequently, the next shareholders’ meetings of Banco Macro S.A and Banco Privado de Inversiones S.A shall allocate 298,724 and 2,080, respectively, to Unappropriated Results to increase such statutory reserve.

b)	Pursuant to the terms of issue of the 1st Series of Class 1 Notes referred under Note 11.a.1)., the next Shareholders’ Meeting of Banco Macro S.A. shall set aside 71,916 Unappropriated Results to set up a special reserve for interest payable upon maturities occurring in June and December 2013.

c)	Pursuant to Law No. 25,063, dividends to be distributed, either in cash or in kind, in excess of taxable profits accumulated as of the end of the fiscal year immediately preceding the payment or distribution date, shall be subject to a 35% withholding on account of income tax, as single and final payment. Profits to be considered in each year shall result from deducting the tax paid for the tax period/s in which income was distributed or the related proportional amount from taxable income and adding dividends or profits from other corporations not calculated upon determining such income in the same fiscal period/s.

d)	As prescribed in General Communication No. 593 of C.N.V. and General Resolution No. 7/2005 of I.G.J., Shareholders’ Meetings convened to consider the respective annual financial statements, which retained earnings result positive, shall specifically decide how to use such retained earnings.

e)	By means of Communication “A” 5072, B.C.R.A. established the general procedure to allow the distribution of profits. According to such procedure, profits may only be distributed upon express B.C.R.A. authorization and provided that the such BCRA has not provided any financial assistance to such Bank for illiquidity or deficiency in the payment of capital stock contributions or minimum mandatory statutory reserves, among other prior conditions prescribed by such Communication that must be complied with.

Moreover, profits may only be distributed to the extent that the Bank has positive results after deducing, on a non-accounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of profits, the amounts on account of legal and statutory reserves which are mandatory, the positive net difference between book value and market value or present value reported by B.C.R.A., as the case may be, of government debt securities and/or instruments by the B.C.R.A. not valued at market price, amounts capitalized due to legal proceedings related to deposits, inter alia.

Finally, the maximum amount to be distributed cannot exceed the excess of minimum capital payments considering, for such purpose only, a progressive 75% adjustment of the required amount and deducting the aforementioned adjustments.

Finally, by application of the above, as of December 31 2012, (i) Banco Macro S.A. does not record distributable results and (ii) Banco Privado de Inversiones S.A. records a maximum distributable amount of 8,457.

21.	EXCHANGE RATIO

The Board of Directors of both Banks provided in the “Preliminary Merger Agreement” referred to in Note 1, the exchange ratio of one share of Banco Privado de Inversiones S.A. per each 0.106195 shares of Banco Macro S.A., calculated as follows:

Concept	Banco Macro S.A.	Banco Privado de Inversiones S.A.

Shareholders’ equity as of December 31, 2012	6,199,095	97,605

Number of common outstanding shares	584,485,168	86,659,000

Value per common share (expressed in pesos)	10.606078	1.126311

Common shares exchange ratio	0.106195	1.000000

Therefore, the minority shareholders of Banco Privado de Inversiones S.A. shall be entitled to receive 0.106195 shares of Banco Macro S.A. to be delivered in exchange of each share they hold in the capital stock of Banco Privado de Inversiones S.A.

As a consequence of the aforementioned exchange ratio, Banco Macro S.A. shall increase its capital stock by 78 by issuing 77,860 common Class B shares, of nominal value ARS1 each and carrying one vote each, which shall be delivered in exchange to the minority shareholders of Banco Privado de Inversiones S.A. (Macro Fiducia S.A. and Macro Securities S.A. Sociedad de Bolsa –companies controlled by Banco Macro S.A.-) for the holding of 733,180 shares of nominal value ARS1 each.

It should be noted that, pursuant to Article 32 of Argentine Companies Law No. 19,550 whenever equity interests of the controlled companies in the controlling company exceed the amount of their reserves (excluding the statutory reserve) such interests must be sold within 6 months following the date of approval of the balance sheet from which such infraction arises.

Consequently, the capital stock of Banco Macro S.A., after the merger, shall amount to 594,563.

Jorge H. Brito
Chairperson

STATUTORY AUDIT COMMITTEE’S REPORT ON THE MERGER SPECIAL

CONSOLIDATED GENERAL BALANCE SHEET

To the Shareholders of

BANCO MACRO S.A. and

BANCO PRIVADO DE INVERSIONES S.A.

City of Buenos Aires

1.	In compliance with statutory and regulatory provisions in force we have received for our consideration the merger special consolidated general balance sheet of Banco Macro S.A. (surviving company) and Banco Privado de Inversiones S.A. (non-surviving company) as of December 31, 2012, and supplementary notes and exhibits thereto, prepared to be exclusively used in the merger of both companies.

Such merger special consolidated general balance sheet is the responsibility of the Board of Directors of both companies.

2.	It should be noted that this Statutory Audit Committee has already issued an opinion on the financial statements closed as of December 31, 2012 of Banco Macro S.A. and of Banco Privado de Inversiones S.A., in both cases on February 14, 2013, to which reports we refer. Such reports contained favorable opinions in compliance with the rules established by the Argentine Central Bank (B.C.R.A.) and with the exceptions as regards the application of the professional rules in force in the City of Buenos Aires (C.A.B.A.).

3.	As specified in Note 2, the merger consolidated special balance sheet has been prepared on the basis of the individual general balance sheets of the referred companies as of December 31, 2012, following the appraisal criteria described therein.

4.	On the basis of the tasks conducted as prescribed in the legal provisions in force and the report of the external auditors Pistrelli, Henry Martin y Asociados SRL of March 7, 2013, signed by the partner of the firm Certified Public Accountant Claudio N. Nogueiras, we have:

a)	Checked that the balances included in the column “Banco Macro S.A. (before the merger)” and “Banco Privado de Inversiones S.A. (non-surviving company)”, arise from the respective balance sheets closed as of December 31, 2012.

b)	Verified that the deletions and adjustments contained in the Merger Consolidated Special Balance Sheet have been determined in accordance with the rules established by B.C.R.A. and the professional accounting rules in force in the City of Buenos Aires.

c)	Concluded that the merger consolidated special balance sheet presents the information that would result, if the merger is approved by the respective shareholders’ meetings, in accordance with the Preliminary Merger Agreement.

5.	In compliance with the legal provisions in force, we inform that:

a)	This merger consolidated special balance sheet of BANCO -MACRO S.A. and BANCO PRIVADO DE INVERSIONES S.A. as of December 31, 2012 is recorded on the Inventory and Balance Sheets book of BANCO MACRO S.A.

6.	This special report has been issued to be exclusively used in the merger proceeding mentioned in Note 1 to the attached merger consolidated special balance sheet. Therefore, it cannot be used, distributed or made reference thereof for any other purpose whatsoever.

City of Buenos Aires, March 7, 2013

For the Statutory Audit Committee

Alejandro Almarza
Statutory Auditor
C.P.C.E.C.A.B.A. To. 120 Fo. 210

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 24, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director